Exhibit 2.3
Execution Version

PURCHASE AND SALE AGREEMENT

BETWEEN

ELEMENT PETROLEUM, LP

AS SELLER

AND

LINN ENERGY HOLDINGS, LLC

AS PURCHASER

Executed on September 2, 2010

Annex I	Form of Conveyance
Annex II	Form of Transition Services Agreement
Annex III	Form of Disposal Agreement
Exhibit A	Leases
Exhibit B	Wells and Units (with represented WI and NRI)
Exhibit C	Element’s Excluded Howard County Disposal System
Schedule 1.1(e)	Rights of Way
Schedule 1.3	Overhead Costs
Schedule 2.3	Allocation of Unadjusted Purchase Price
Schedule 5.1(a)	Seller Knowledge Individuals
Schedule 5.7(a)	Litigation
Schedule 5.7(b)	Notice of Violation/ Noncompliance
Schedule 5.9	AFE
Schedule 5.10	Compliance with Laws
Schedule 5.11(a)	Breach and Default
Schedule 5.11(b)	Contracts
Schedule 5.12	Payments for Production
Schedule 5.13	Imbalances
Schedule 5.14	Governmental Authorizations
Schedule 5.15	Consents and Preferential Purchase Rights
Schedule 5.17	Payout Balances
Schedule 5.19	Abandoned/Unplugged Wells
Schedule 7.6	Operation of Business

DEFINITIONS

"Actual Knowledge" has the meaning set forth in Section 5.1(a).

"Adjustment Period" has the meaning set forth in Section 2.2(a).

"Adjusted Purchase Price" shall mean the Purchase Price after calculating and applying the adjustments set forth in Section 2.2.

"AFE" means authority for expenditure.

"Affiliates" with respect to any Person, means any person that directly or indirectly controls, is controlled by or is under common control with such Person.

"Agreed Interest Rate" means simple interest calculated at the rate of eight and one-half percent (8.5%) per annum.

"Agreement" means this Purchase and Sale Agreement.

"Allocated Value" has the meaning set forth in Section 2.3.

"Applicable Taxes" means any Taxes, other than Taxes to be prorated pursuant to Section 1.3(e), (x) imposed on a Seller or its Affiliates, (y) for which a Seller or its Affiliates is liable as a transferee or successor, by contract or otherwise or (z) imposed with respect to the Assets, in each case, if the Tax could result in a lien or other claim against any of the Assets or Purchaser or its Affiliates.

"Assets" has the meaning set forth in Section 1.1.

"Assumed Seller Obligations" has the meaning set forth in Section 11.3.

"Business Day" means each calendar day except Saturdays, Sundays, and Federal holidays.

"Claim" or "Claims" has the meaning set forth in Section 11.4(a).

"Claim Notice" has the meaning set forth in Section 11.5(b).

"Closing" has the meaning set forth in Section 9.1(a).

"Closing Date" has the meaning set forth in Section 9.1(b).

"Closing Payment" has the meaning set forth in Section 9.4(a).

"Code" has the meaning set forth in Section 2.3.

"Confidentiality Agreement" has the meaning set forth in Section 7.1.

"Contracts" has the meaning set forth in Section 1.1(d).

"Conveyances" has the meaning set forth in Section 3.1.

"Cure Period" has the meaning set forth in Section 3.4(d).

"Defensible Title" has the meaning set forth in Section 3.2.

"DTPA" has the meaning set forth in Section 11.9(a).

"Effective Time" has the meaning set forth in Section 1.3(a).

"Environmental Arbitrator" has the meaning set forth in Section 4.4.

"Environmental Defects has the meaning set forth in Section 4.2(c)(i).

"Environmental Defect Amount" has the meaning set forth in Section 4.2(c)(ii).

"Environmental Defect Notice" has the meaning set forth in Section 4.2(a).

"Environmental Laws" means all national, state, municipal or local laws, rules, regulations, statutes, ordinances or orders of any Governmental Entity pertaining to the protection of human health or the environment, including the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, 42 U.S.C. § 9601 et seq. ("CERCLA"), the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Federal Water Pollution Control Act, as amended by the Clean Water Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 42 U.S.C. §7401 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., and any similar state or local statutes.

"Environmental Liabilities" means any and all damages (including any remedial, removal, response, abatement, clean-up, investigation and/or monitoring costs and associated legal costs) incurred or imposed (a) pursuant to any agreement, order, notice of responsibility, directive (including directives embodied in Environmental Laws), injunctions, judgment or similar documents (including settlements) arising out of, in connection with, or under Environmental Laws, or (b) pursuant to any claim by a Governmental Entity or any other Person for personal injury, property damage, damage to natural resources, remediation, or payment or reimbursement of response costs incurred or expended by such Governmental Entity or other Person pursuant to common law or statute and related to the use or release of Hazardous Materials.

"Environmental Information" has the meaning set forth in Section 4.1(b).

"Equipment" has the meaning set forth in Section 1.1(f).

"Examination Period" has the meaning set forth in Section 3.4(a).

"Excluded Assets" has the meaning set forth in Section 1.2.

"Financial Statements" has the meaning set forth in Section 7.9.

"Governmental Authorizations" has the meaning set forth in Section 5.14.

"Governmental Body" or "Governmental Bodies" means any federal, state, local, municipal, or other governments; any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; and any court or governmental tribunal.

"Hydrocarbons" means oil, gas, condensate and other gaseous and liquid hydrocarbons or any combination thereof and sulphur extracted from hydrocarbons.

"Imbalance" or "Imbalances" means over-production or under-production or over-deliveries or under-deliveries with respect to oil or gas produced from or allocated to the Assets, regardless of whether such over-production or under-production or over-deliveries or under-deliveries arise at the platform, wellhead, pipeline, gathering system, transportation or other location.

"Income Tax" means any federal, state, local, or foreign Tax measured by or imposed on net income.

"Indemnified Party" has the meaning set forth in Section 11.5(a).

"Indemnifying Party" has the meaning set forth in Section 11.5(a).

"Indemnity Claim" has the meaning set forth in Section 11.5(b).

“Individual Claim Threshold” has the meaning set forth in Section 11.7(a).

"Lands" has the meaning set forth in Section 1.1(a).

"Laws" means all statutes, rules, regulations, ordinances, orders, and codes of Governmental Bodies.

"Leases" has the meaning set forth in Section 1.2(a).

"Material Adverse Effect" means any detrimental change, development or effect (individually or in the aggregate) on the ownership, operation or value of  the Assets, as currently operated, that (a) is or is likely to be material to the ownership, operation or value of the Assets, taken as a whole, for purposes of determining whether the conditions to Closing have been satisfied or (b) exceeds $2,000,000 in value for all other purposes under this Agreement, provided, however, that "Material Adverse Effect" shall not include general changes in industry or economic conditions or changes in laws or in regulatory policies.

"Net Revenue Interest" has the meaning set forth in Section 3.2(a).

"NORM" means naturally occurring radioactive material.

"Operating Assets" has the meaning set forth in Section 1.5.

"Permitted Encumbrances" has the meaning set forth in Section 3.3.

"Person" means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, government or agency or subdivision thereof or any other entity.

"Pre-Closing Period" means any Tax period ending on or before the Effective Time.

"Properties" has the meaning set forth in Section 1.1(c).

"Property Costs" has the meaning set forth in Section 1.3(d).

"Purchase Price" has the meaning set forth in Section 2.1.

"Purchaser" means Linn Energy Holdings, LLC.

"Purchaser Indemnitees" shall mean Purchaser, Purchaser's Affiliates, joint owners and venturers, co-lessees and partners, and Purchaser's contractors and each of their respective  officers, directors, employees, agents, representatives, insurers, subcontractors, successors and assigns.

"Purchaser's Environmental Contractor" has the meaning set forth in Section 4.1(a).

"Purchaser's Environmental Review" has the meaning set forth in Section 4.1(a).

"Records" has the meaning set forth in Section 1.1(h).

"REGARDLESS OF FAULT" has the meaning set forth in Section 11.4(a).

"Rules" has the meaning set forth in Section 3.5(e).

"Seller" means Element Petroleum, LP

"Seller’s Knowledge Individuals" has the meaning set forth in Section 5.1.

"Seller’s Operated Assets" shall mean Assets operated by Seller or its Affiliates.

"Seller Indemnitees" shall mean Seller, Seller’s respective Affiliates, joint owners and venturers, co-lessees and partners, and Seller’s contractors, officers, directors, employees, agents, representatives, insurers, subcontractors, successors and assigns.

"Seller Taxes" means any and all Applicable Taxes (other than Taxes that Purchaser and Seller have taken into account in the determination of the Purchase Price under Section 2.2(a) or Taxes attributable to Purchaser pursuant to Section 7.13) (a) for any Pre-Closing Period and for the portion of any Straddle Period ending on the Effective Time or (b) resulting from a breach of the representations and warranties set forth in Section 5.8 or covenants of Seller set forth in Sections 7.11, 7.12, 7.14, and/or 7.15.

"Straddle Period" means any Tax period beginning on or before and ending after the Effective Time.

"Surface Contracts" has the meaning set forth in Section 1.1(e).

“Suspense Funds” has the meaning set forth in Section 1.7.

"Tax" or "Taxes" means all federal, state, local and other taxes and similar levies, fees, charges and assessments imposed by a Governmental Authority, including without limitation, income, gross receipts, sales, use, transfer, business and occupation, franchise, profits, license, lease, services, service use, duties, excise, severance, stamp, occupation, ad valorem, real and personal property, withholding, payroll, and value added taxes, including any interest, penalties or additions to any tax with respect to any of the foregoing.

"Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

"Taxing Authority" means, with respect to any Tax, the governmental entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision, including any governmental entity or agency that imposes, or is charged with collecting, social security or similar charges or premiums.

"Title Arbitrator" has the meaning set forth in Section 3.5(e).

"Title Benefit" has the meaning set forth in Section 3.2(c).

"Title Benefit Amount" has the meaning set forth in Section 3.5(b).

"Title Benefit Notice" has the meaning set forth in Section 3.4(c).

"Title Claim Date" has the meaning set forth in Section 3.4(b).

"Title Defect" has the meaning set forth in Section 3.2(c).

"Title Defect Amount" has the meaning set forth in Section 3.5(a)(i).

"Title Defect Notice" has the meaning set forth in Section 3.4(b).

"Title Defect Property" has the meaning set forth in Section 3.4(b).

"Transfer Taxes" shall have the meaning described in Section 7.15 of this Agreement.

"Units" has the meaning set forth in Section 1.1(c).

"Wells" has the meaning set forth in Section 1.1(a).

PURCHASE AND SALE AGREEMENT

This Agreement is executed on September 2, 2010, by and between Element Petroleum, LP, a Delaware limited partnership ("Seller”) and Linn Energy Holdings, LLC, a Delaware limited liability company ("Purchaser").

RECITALS:

A.           Element Petroleum Operating, LLC, a Texas limited liability company, and  Linn Operating, Inc., a Delaware corporation, act as the oil and gas operating Affiliates of Seller and Purchaser, respectively.

B.           Seller desires to sell to Purchaser and Purchaser desires to purchase from Seller the properties and rights of Seller hereafter described, in the manner and upon the terms and conditions hereafter set forth.

NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound by the terms hereof, agree as follows:

ARTICLE I
PROPERTIES TO BE SOLD AND PURCHASED

Section 1.1	Assets.

Subject to Section 1.2, at Closing, and upon the terms and subject to the conditions of this Agreement, Seller agrees to sell, transfer and convey to Purchaser and Purchaser agrees to purchase and accept the following described properties, rights and interests, whether real or personal, recorded or unrecorded, movable or immovable, tangible or intangible (collectively the "Assets"):

(a)           All right, title and interest of Seller in and to or otherwise derived from all of the oil and gas leases, oil, gas and mineral leases described on Exhibit A and any ratifications, extensions and amendments thereof, whether or not the same are described on Exhibit A (collectively, the "Leases"), insofar and only insofar as the Leases cover and affect the lands that are specifically described on Exhibit A (the “Lands”), and any and all oil, gas, water, carbon dioxide, or injection wells thereon or on pooled, communitized or unitized acreage that includes all or any part of the Lands, including without limitation the interests specified in the wells shown on Exhibit B attached hereto (the "Wells");

(b)           Without limitation of the foregoing, all other right, title and interest (of whatever kind or character, whether legal or equitable, and whether vested or contingent) of Seller in and to the Lands, including, without limitation, interests in oil, gas and/or mineral leases, overriding royalties, production payments, net profits interests, fee mineral interests, fee royalty interests and other interests insofar as they cover the Lands;

(c)           All interest of Seller in or to any pools or units that include any Lands or include any Wells, including those pools or units shown on Exhibit B (the "Units") (the Units, together with the Leases, insofar as they cover the Lands and the Wells, being hereafter referred to as the "Properties"), and including all interest of Seller in production from any such Unit, whether such Unit production comes from Wells located on or off of a Lease, and all tenements, hereditaments and appurtenances belonging to the Properties;

(d)           All of Seller’s interest in, to and under or derived from all contracts, agreements and instruments by which the Properties are bound, or that relate to or are otherwise applicable to the Properties, to the extent applicable to the Properties rather than Seller’s other properties, including but not limited to, operating agreements, unitization, pooling and communitization agreements, declarations and orders, joint venture agreements, farmin and farmout agreements, water rights agreements, exploration agreements, participation agreements, exchange agreements, transportation or gathering agreements, agreements for the sale and purchase of oil, gas, casinghead gas or processing agreements to the extent applicable to the Properties or the production of oil and gas and other minerals and products produced in association therewith from the Properties (including those identified on Schedule 5.11(b) and hereinafter collectively referred to as "Contracts") but excluding any contracts, agreements and instruments to the extent transfer is restricted by third-party agreement or applicable law and the necessary consents to transfer are not obtained pursuant to Section 7.8 and provided that "Contracts" shall not include the instruments constituting the Leases);

(e)           All right, title and interest of Seller in or to all easements, permits, licenses, servitudes, rights-of-way, surface leases and other surface rights ("Surface Contracts") appurtenant to, and used or held for use primarily in connection with the Properties (as identified on Schedule 1.1(e)), excluding any permits and other appurtenances to the extent transfer is restricted by third-party agreement or applicable law and the necessary consents to transfer are not obtained pursuant to Section 7.8;

(f)           All right, title and interest of Seller in all equipment, machinery, fixtures and other tangible personal property and improvements located on the Properties or used or held for use primarily in connection with the operation of the Properties including any wells, tanks, boilers, buildings, fixtures, injection facilities, compression facilities, saltwater disposal facilities, pumping units and engines, platforms, flow lines, pipelines, gathering systems, gas and oil treating facilities, machinery, power lines, telephone and telegraph lines, roads, and other appurtenances, improvements and facilities save and except the Howard County Disposal System of Element (as more particularly described in Section 1.2(h) below (collectively, as so limited, the "Equipment");

(g)           All right, title and interest of Seller in and to all oil, gas, condensate, and other minerals produced form or attributable to the Properties from and after the Effective Time together with the Imbalances associated with the Properties (subject to the provisions of Section 7.7);

(h)           All right, title, and interest of Seller in and to all lease files; land files; well files; gas and oil sales contract files; gas processing files; division order files; abstracts; title opinions; land surveys; non-confidential logs; maps; engineering data and reports (other than reserve studies and evaluations); and files and all other books, records, data, files, maps and accounting records, insofar as the same relate primarily to the Assets or are used or held for use primarily in connection with the maintenance or operation thereof (collectively, the "Records"); provided however that (a) the Records do not include (i) any geological or geophysical maps, data, or other information or interpretations thereof, (ii) any books, records, data, files, maps and accounting records to the extent disclosure or transfer is restricted by third-party agreement or applicable law and the necessary consents to transfer are not obtained pursuant to Section 7.8, (iii) attorney-client privileged communications and work product of Seller’s legal counsel (other than title opinions) and (iv) records relating to the negotiation and consummation of the sale of the Assets and (b) Seller may retain the originals of all Records and provide Purchaser with copies thereof, as Seller may elect in its sole discretion.

Section 1.2	Excluded Assets.

Notwithstanding the foregoing, the Assets shall not include, and Seller excepts, reserves, and excludes from the purchase and sale contemplated hereby, unto itself and its successors and assigns all of its interests in and to the following (collectively, the "Excluded Assets"):

(a)    all corporate, financial, income and franchise tax and legal records of Seller that relate to Seller’s business generally (whether or not relating to the Assets), and all books, records and files that relate to the Excluded Assets and those original records retained by Seller pursuant to Section 1.1(h) and copies of any other records retained by Seller pursuant to Section 1.1(h);

(b)    all rights to any refund of Taxes or other costs or expenses borne by Seller or Seller’s predecessors in interest and title attributable to periods prior to the Effective Time;

(c)    all claims and causes of action based upon or attributable to actions or omissions occurring prior to the Effective Time;

(d)    Seller’s area-wide bonds, permits and licenses or other permits, licenses or authorizations used in the conduct of Seller’s business generally;

(e)    all trade credits, account receivables, note receivables, take-or-pay amounts receivable, and other receivables attributable to the Assets with respect to any period of time prior to the Effective Time;

(f)    all rights of Seller in the Leases, insofar as the same cover and affect lands other than the Lands;

(g)   the concurrent right of use, incident to their ownership or operation of the Excluded Assets, of all easements, rights-of-way, disposal agreements, surface leases and permits, and other rights of surface use described above in Section 1.1, including, without limitation, all such rights of surface use under the Leases;

(h)    all flow lines, gathering lines, pipelines, equipment, machinery, contracts, agreements, surface rights, and other personal property used or obtained for use in connection with Seller’s Howard County Disposal System, as more particularly described on attached Exhibit C; and

(i)     All right, title, and interest of Seller in and to all oil, gas, condensate, and other minerals produced from or attributable to the Properties prior to the Effective Time.

Section 1.3	Effective Time; Proration of Costs and Revenues.

(a)           Possession of the Assets shall be transferred from Seller to Purchaser at the Closing, but certain financial benefits and burdens of the Assets shall be transferred effective as of 7:00 A.M., local time, where the respective Assets are located, on September 1, 2010 (the "Effective Time"), as described below.

(b)           Purchaser shall be entitled to all production from or attributable to the Properties at and after the Effective Time (and all products and proceeds attributable thereto), and to all other income, proceeds, receipts and credits earned with respect to the Assets at or after the Effective Time, and shall be responsible for (and entitled to any refunds with respect to) all Property Costs incurred at and after the Effective Time.

(c)           Seller shall be entitled to all production from or attributable to the Properties prior to the Effective Time (and all products and proceeds attributable thereto), and to all other income, proceeds, receipts and credits earned with respect to the Assets prior to the Effective Time, and, except as specifically provided otherwise in this Agreement, shall be responsible for (and entitled to any refunds with respect to) all Property Costs incurred prior to the Effective Time.

(d)           As used in this Agreement:

i.           "Earned" and "incurred" shall be interpreted in accordance with generally accepted accounting principles and Council of Petroleum Accountants Society (COPAS) standards.

ii.           "Property Costs" means all operating expenses (including without limitation costs of insurance and ad valorem, property, severance, production and similar Taxes based upon or measured by the ownership or operation of the Assets or the production of Hydrocarbons therefrom, but excluding any other Taxes) and capital expenditures incurred in the ownership and operation of the Assets in the ordinary course of business and, where applicable, in accordance with the relevant operating or unit agreement, if any, and overhead costs charged to the Assets under the relevant operating agreement or unit agreement, if any, or, if none, the amounts shown under Schedule 1.3, but excluding without limitation liabilities, losses, costs, and expenses attributable to (i) Claims for personal injury or death, property damage or violation of any Law, (ii) obligations to plug wells, dismantle facilities, close pits and restore the surface around such wells, facilities and pits, (iii) obligations to remediate any contamination of groundwater, surface water, soil or Equipment under applicable Environmental Laws, (iv) obligations to furnish make-up gas according to the terms of applicable gas sales, gathering or transportation contracts, (v) gas balancing obligations and (vi) obligations to pay working interests, royalties, overriding royalties or other interests held in suspense, all of which are addressed in Article 11.

(e)           For purposes of allocating production (and accounts receivable with respect thereto), under this Section 1.3, (i) liquid hydrocarbons shall be deemed to be "from or attributable to" the Properties when they pass through the pipeline connecting into the storage facilities into which they are run and (ii) gaseous hydrocarbons shall be deemed to be "from or attributable to" the Properties when they pass through the delivery point sales meters on the pipelines through which they are transported. Seller shall utilize reasonable interpolative procedures to arrive at an allocation of production when exact meter readings or gauging and strapping data is not available.

(f)           Seller shall provide to Purchaser, no later than five (5) days prior to Closing, all data necessary to support any estimated allocation, for purposes of establishing the adjustment to the Purchase Price pursuant to Section 2.2 hereof that will be used to determine the Closing Payment (as defined in Section 9.4(a)).

(g)           Ad valorem Taxes, right-of-way fees, insurance premiums and other Property Costs that are paid periodically shall be prorated based on the number of days in the applicable period falling before and the number of days in the applicable period falling at or after the Effective Time, except that production, severance and similar Taxes shall be prorated based on the number of units actually produced, purchased or sold or proceeds of sale, as applicable, before, and at or after, the Effective Time. In each case, Purchaser shall be responsible for the portion allocated to the period at and after the Effective Time and Seller shall be responsible for the portion allocated to the period before the Effective Time.

Section 1.4	Delivery and Maintenance of Records.

Seller will deliver copies of the Records (FOB Seller’s offices) to Purchaser within fifteen (15) days following Closing.

Section 1.5	Treatment of Certain Assets.

All Contracts, Surface Contracts and Equipment, other than those included among the Excluded Assets, that are related to the operation of Seller’s Operated Assets and are not directly related to the wellhead, (collectively "Operating Assets") will be assigned from Seller to Linn Operating, Inc., at the Purchaser’s discretion, at the Closing.  For all book, tax and account purposes, this assignment shall be treated as (i) a transfer from Seller to Purchaser and (ii) a simultaneous contribution from Purchaser to Linn Operating, Inc.

Section 1.6	Suspense Funds.

At Closing, Seller shall deliver to Purchaser all amounts in Seller's possession due to owners of working interests, royalties, overriding royalties and other interests in the Properties that are held in suspense by Seller as of the Closing Date (the “Suspense Funds”).

ARTICLE II
PURCHASE PRICE

Section 2.1	Purchase Price.

The purchase price for the Assets (the "Purchase Price") shall be One Hundred and Twenty  Million Dollars ($120,000,000), adjusted as provided in Section 2.2, payable to Seller by wire transfer of immediately available funds at the Closing.

Section 2.2	Adjustments to Purchase Price.

(a)           The Purchase Price for the Assets shall be adjusted as follows with all such amounts being determined in accordance with generally accepted accounting principles and Council of Petroleum Accountants Society (COPAS) standards:

(i)           Reduced by the aggregate amount of the following proceeds received by Seller between the Effective Time and the Closing Date (with the period between the Effective Time and the Closing Date referred to as the "Adjustment Period"): (i) proceeds from the sale of Hydrocarbons (net of any royalties, overriding royalties or other burdens on or payable out of production, gathering, processing and transportation costs and any production, severance, sales or excise Taxes not reimbursed to Seller by the purchaser of production) produced from or attributable to the Properties during the Adjustment Period, and (ii) other proceeds earned with respect to the Assets during the Adjustment Period;

(ii)           Reduced in accordance with Section 3.6, by an amount equal to the Allocated Value of those Properties (i) with respect to which preferential purchase rights have been exercised prior to Closing or (ii) that cannot be transferred at Closing due to unwaived requirements for consent to the assignments contemplated hereby;

(iii)           (A) Reduced as a result of Title Defects by the Title Defect Amount, (B) increased as a result of Title Benefits by the Title Benefit Amount, and (C) reduced as a result of Environmental Defects by the Environmental Defect Amount;

(iv)           Increased by the amount of all Property Costs and other costs attributable to the ownership and operation of the Assets which are paid by Seller and incurred at or after the Effective Time, except any Property Costs and other such costs already deducted in the determination of proceeds in Section 2.2(a); and

(v)           Increased or reduced, as appropriate, pursuant to the provisions of Section 7.7;

(vi)           Reduced, if applicable, pursuant to the provisions of Section 7.8.

(b)           Each adjustment made pursuant to Section 2.2(a)(i) shall serve to satisfy, up to the amount of the adjustment, Purchaser's entitlement under Section 1.3 to Hydrocarbon production from or attributable to the Properties during the Adjustment Period, and to the value of other income, proceeds, receipts and credits earned with respect to the Assets during the Adjustment Period, and as such, Purchaser shall not have any separate rights to receive any production or income, proceeds, receipts and credits with respect to which an adjustment has been made.

(c)           Similarly, the adjustment described in Section 2.2(a)(v) shall serve to satisfy, up to the amount of the adjustment, Purchaser's obligation under Section 1.3 to pay Property Costs and other costs attributable to the ownership and operation of the Assets which are incurred during the Adjustment Period, and as such, Purchaser shall not be separately obligated to pay for any Property Costs or other such costs with respect to which an adjustment has been made.

Section 2.3	Allocation of Purchase Price.

  Concurrent with the execution of this Agreement, Purchaser and Seller will agree upon an allocation of the unadjusted Purchase Price among each of the Assets, consistent with the principles of Section 1060 of the Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury Regulations thereunder.  Such allocation of value shall be attached to this Agreement as Schedule 2.3. The "Allocated Value" for any Asset equals the portion of the unadjusted Purchase Price allocated to such Asset on Schedule 2.3, increased or reduced as described in this Article 2.  Any adjustments to the Purchase Price other than the adjustments provided for in Sections 2.2(a)(ii) and 2.2(a)(iii) shall be applied on a pro rata basis to the amounts set forth on Schedule 2.3 for all Assets.  After all such adjustments are made, any adjustments to the Purchase Price pursuant to Sections 2.2(a)(ii) and 2.2(a)(iii) shall be applied to the amounts set forth in Schedule 2.3 for the particular affected Assets. After Seller and Purchaser have agreed on the Allocated Values for the Assets, Seller and Purchaser will be deemed to have accepted such Allocated Values for purposes of this Agreement and the transactions contemplated hereby, but otherwise makes no representation or warranty as to the accuracy of such values. Seller and Purchaser agree (i) that the Allocated Values shall be used by Seller and Purchaser as the basis for reporting asset values and other items for purposes of all federal, state, and local Tax Returns, including without limitation Internal Revenue Service Form 8594, if required, or any similar statement of such allocation that may be required and (ii) that neither they nor their Affiliates will take positions inconsistent with the Allocated Values in notices to government authorities, in audit or other proceedings with respect to Taxes, in notices to preferential purchase right holders, or in other documents or notices relating to the transactions contemplated by this Agreement.  Purchaser and Seller further agree that, on or before the Closing Date, they will mutually agree as to the further allocation of the Allocated Values included in Schedule 2.3 as to the relative portion of those values attributable to leasehold costs and depreciable equipment.

ARTICLE III
TITLE MATTERS

Section 3.1	The Conveyance.

The conveyance to be delivered by Seller to Purchaser shall be substantially in the form of Annex I hereto (the "Conveyance") and shall contain a special warranty of title by, through and under Seller and its Affiliates to the Properties, but shall otherwise be without warranty of title, express, implied or statutory, except that such Conveyance shall transfer to Purchaser all rights or actions on title warranties given or made by Seller’s predecessors (other than Affiliates of Seller) with respect to the Properties, to the extent Seller may legally transfer such rights.

Section 3.2	Definition of Defensible Title.

As used in this Agreement, the term "Defensible Title" means that record title of Seller which, subject to Permitted Encumbrances:

(a)           Entitles Seller to receive a share of the oil, gas and other associated minerals produced, saved and marketed from any Unit or Well throughout the duration of the productive life of such Unit or Well (after satisfaction of all royalties, overriding royalties, nonparticipating royalties, net profits interests or other similar burdens on or measured by production of oil and gas) (a "Net Revenue Interest"), of not less than the Net Revenue Interest share shown in Exhibit B for such Unit or Well, except, to the extent permitted by this Agreement, decreases in connection with those operations in which Seller may after the Effective Time be non-consenting co-owners, decreases resulting from the establishment or amendment after the Effective Time of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries and except as stated in Exhibit B;

(b)           Obligates Seller to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, (i) any Unit or Well not greater than the "working interest" shown in Exhibit B without increase throughout the productive life of such Unit or Well except as stated

in Exhibit B and except increases resulting from contribution requirements with respect to defaulting co-owners under applicable operating agreements from and after the Effective Time and increases that are accompanied by at least a proportionate increase in Seller’s Net Revenue Interest; and

(c)           Is free and clear of liens, encumbrances, obligations, security interests, irregularities, pledges, or other defects.

(i)           As used in this Agreement, the term "Title Defect" means, with respect to any applicable Asset, any lien, charge, encumbrance, obligation (including contract obligation), defect, or other matter (including without limitation a discrepancy in Net Revenue Interest or working interest) that causes Seller to fail to own Defensible Title to the Well(s) and Unit(s) or other location(s) identified on Schedule 2.3)  comprising such Asset, that has a Title Defect Amount attributable thereto in excess of $50,000, and that, in the aggregate with all other Title Defects results in a total Title Defect Amount in excess of $1,000,000.

(ii)           As used in this Agreement, the term "Title Benefit" means any right, circumstance or condition that operates to increase the Net Revenue Interest of Seller in any Property above that shown on Exhibit B, without causing a greater than proportionate increase in Seller’s working interest above that shown in Exhibit B, that has a Title Benefit Amount attributable thereto in excess of $50,000, and that, in the aggregate with all other Title Benefits results in a total Title Benefit Amount in excess of $1,000,000

Section 3.3	Definition of Permitted Encumbrances.

As used herein, the term "Permitted Encumbrances" means any or all of the following:

(a)           Royalties and any overriding royalties, reversionary interests and other burdens to the extent that they do not, reduce Seller’s Net Revenue Interest below that shown in Exhibit B or increase Seller’s working interest above that shown in Exhibit B without a corresponding increase in the Net Revenue Interest;

(b)           All leases, unit agreements, pooling agreements, operating agreements, production sales contracts, division orders and other contracts, agreements and instruments applicable to the Assets, to the extent that they do not, (i) individually, reduce Seller’s Net Revenue Interest below that shown in Exhibit B or increase Seller’s working interest above that shown in Exhibit B without a corresponding increase in the Net Revenue Interest or (ii) individually or in the aggregate, materially detract from the value of or materially interfere with the use or ownership of the Assets subject thereto or affected thereby (as currently used or owned);

(c)           Subject to compliance with Sections 3.6 and 7.8, preferential rights to purchase the Assets;

(d)           Third-party consent requirements and similar restrictions with respect to which waivers or consents are obtained by Seller from the appropriate parties prior to the Closing Date or the appropriate time period for asserting the right has expired or which need not be satisfied prior to a transfer;

(e)           Liens for current Taxes or assessments not yet delinquent;

(f)           Materialman's, mechanic's, repairman's, employee's, contractor's, operator's, non-operator’s and other similar liens or charges arising in the ordinary course of business for amounts not yet delinquent (including any amounts being withheld as provided by law), or if delinquent, being contested in good faith by appropriate actions;

(g)           All rights to consent, by required notices to, filings with, or other actions by Governmental Bodies in connection with the sale or conveyance of oil and gas leases or interests therein if they are not required prior to the sale or conveyance;

(h)           Rights of reassignment arising upon final intention to abandon or release the Assets, or any of them;

(i)           Easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations to the extent that they do not (i) individually reduce Seller’s Net Revenue Interest below that shown in Exhibit B or increase Seller’s working interest above that shown in Exhibit B without a corresponding increase in Net Revenue Interest, or (ii) individually or in the aggregate, materially detract from the value of or materially interfere with the use or ownership of the Assets subject thereto or affected thereby (as currently used or owned);

(j)           All rights reserved to or vested in any Governmental Body to control or regulate any of the Assets in any manner and all obligations and duties under all applicable laws, rules and orders of any such Governmental Body or under any franchise, grant, license or permit issued by any such Governmental Body;

(k)           Any encumbrance on or affecting the Assets which is expressly assumed, bonded or paid by Purchaser at or prior to Closing or which is discharged by Seller at or prior to Closing;

(l)           Any matters shown on Exhibit B;

(m)           Any other liens, charges, encumbrances, defects or irregularities which do not, individually or in the aggregate, materially detract from the value of or materially interfere with the use or ownership of the Assets subject thereto or affected thereby (as currently used or owned), which would be accepted by a reasonably prudent purchaser engaged in the business of owning and operating oil and gas properties, and which do not reduce Seller’s Net Revenue Interest below that shown in Exhibit B, or increase Seller’s working interest above that shown in Exhibit B without a corresponding increase in Net Revenue Interest; and

(n)           Imbalances associated with the Assets.

Section 3.4	Notice of Title Defects Defect Adjustments.

(a)           From the date of this Agreement until 5:00 p.m. (local time in Houston, Texas) ten (10) days prior to the Closing Date (the "Examination Period"), Seller will provide to Purchaser and its authorized representatives reasonable access during normal business hours and in a manner so as to not unduly interfere with the normal business operations of Seller to the office, personnel and books and records of Seller in order for Purchaser to conduct such title examinations as it may in its sole discretion choose to conduct with respect to the Assets in order to determine whether Title Defects exist.  Such books and records shall include all title opinions, title files, ownership maps, lease files, assignments, division orders, operating records and agreements, well files, financial and accounting records, geological, geophysical and engineering records, in each case insofar as same may now be in existence and in the possession of Seller, excluding, however, any information that Seller is prohibited from disclosing by bona fide, third party confidentiality restrictions; provided, that if requested by Purchaser, Seller shall use commercially reasonable efforts to obtain a waiver of any such restrictions in favor of Purchaser.

(b)           To assert a Title Defect, Purchaser must deliver claim notices to Seller (each a "Title Defect Notice") on or before ten (10) days prior to the Closing Date (the "Title Claim Date"), except as otherwise provided under Sections 3.5 or 3.6.  Each Title Defect Notice shall be in writing and shall include (i) a description of the alleged Title Defect(s), (ii) the Units or Wells affected by the Title Defect (each a "Title Defect Property"), (iii) the Allocated Value of each Title Defect Property, and (iv) the amount by which Purchaser reasonably believes the Allocated Value of each Title Defect Property is reduced by the alleged Title Defect(s) and the computations and information upon which Purchaser's belief is based. Notwithstanding any other provision of this Agreement to the contrary, Purchaser shall be deemed to have waived all Title Defects of which Seller has not been notified under a Title Defect Notice on or before the Title Claim Date.

(c)           Seller shall deliver to Purchaser on or before the Title Claim Date with respect to each Title Benefit a notice (a "Title Benefit Notice") including (i) a description of the Title Benefit, (ii) the Units or Wells affected, (iii) the Allocated Values of the Units or Wells subject to such Title Benefit and (iv) the amount by which the Seller reasonably believes the Allocated Value of those Units or Wells is increased by the Title Benefit, and the computations and information upon which Seller’s belief is based.  In the event Purchaser discovers a Title Benefit during the Examination Period, it shall notify Seller in writing of such Title Benefit before the Title Claim Date so that Seller can include such Title Benefit in its Title Benefit Notice.

(d)           Seller shall have the right, but no obligation, to attempt, at its sole cost, to cure or remove at any time prior to Closing (the "Cure Period"), unless the parties otherwise agree, any Title Defects of which it has been advised by Purchaser.

Section 3.5	Remedies for Title Defects.

(a)           In the event that any Title Defect is not waived by Purchaser or cured on or before Closing, and this Agreement is not terminated pursuant to Section 8.1(e) or 8.2(e), then, Seller and Purchaser shall attempt to agree on one of the following options; provided that if Seller and Purchaser cannot agree prior to the Closing Date then they will be deemed to have agreed to Section 3.5(a)(i),:

(i)           the Purchase Price will be reduced by an amount agreed upon ("Title Defect Amount") pursuant to Section 3.5(c) or 3.5(e) by Purchaser and Seller as being the value of such Title Defect, taking into consideration the Allocated Value of the Property subject to such Title Defect, the portion of the Property subject to such Title Defect and the legal effect of such Title Defect on the Property affected thereby; provided, however, that if such Title Defect is the result of a discovery by Purchaser that Seller owned, as of the Effective Time, a Net Revenue Interest in a Property that is less than the Net Revenue Interest set forth on Exhibit B, then the proportion of reduction to the Purchase Price shall be determined in accordance with Section 3.5(c)(iii); or

(ii)           the Seller will retain the Property that is subject to such Title Defect, and the Purchase Price will be reduced by an amount equal to the Allocated Value of such Property; or

(iii)           the Seller will retain the Property that is subject to such Title Defect and replace such Property with a similar property not burdened by a Title Defect, if mutually agreed upon by Seller and Purchaser.

(b)           With respect to each Unit or Well affected by Title Benefits reported under Section 3.4(c), the Purchase Price shall be increased by an amount (the "Title Benefit Amount") equal to the increase in the Allocated Value for such Unit or Well caused by such Title Benefits, as determined pursuant to Section 3.5(d).

(c)           The Title Defect Amount resulting from a Title Defect shall be determined as follows:

(i)           if Purchaser and Seller agree on the Title Defect Amount, that amount shall be the Title Defect Amount;

(ii)           if the Title Defect is a lien, encumbrance or other charge which is undisputed and liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to remove the Title Defect from the Title Defect Property;

(iii)           if the Title Defect represents a discrepancy between (A) the Net Revenue Interest for any Title Defect Property and (B) the Net Revenue Interest or percentage stated on Exhibit B, then the Title Defect Amount shall be the product of the Allocated Value of such Title Defect Property multiplied by a fraction, the numerator of which is the Net Revenue Interest shortfall and the denominator of which is the Net Revenue Interest  stated on Exhibit B;

(iv)           if the Title Defect represents an obligation, encumbrance, burden or charge upon or other defect in title to the Title Defect Property of a type not described in subsections (i), (ii) or (iii) above, the Title Defect Amount shall be determined by taking into account the Allocated Value of the Title Defect Property, the portion of the Title Defect Property affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the Title Defect Property, the values placed upon the Title Defect by Purchaser and Seller and such other factors as are necessary to make a proper evaluation; and

(v)           notwithstanding anything to the contrary in this Article 3, the aggregate Title Defect Amounts attributable to the effects of all Title Defects upon any Title Defect Property shall not exceed the Allocated Value of the Title Defect Property.

(d)           The Title Benefit Amount for any Title Benefit shall be the product of the Allocated Value of the affected Unit or Well multiplied by a fraction, the numerator of which is the Net Revenue Interest  increase and the denominator of which is the Net Revenue Interest stated on Exhibit B.

(e)           Seller and Purchaser shall attempt to agree on all Title Defect Amounts and Title Benefit Amounts prior to Closing.  If Seller and Purchaser are unable to agree by Closing upon the Title Defect Amount(s) (if any) and the Title Benefit Amount(s) (if any), and, in the case of Title Defect Amounts, the Seller and Purchaser have agreed (or have been deemed to have agreed) to proceed under Section 3.5(a)(i), the Title Defect Amounts and Title Benefit Amounts in dispute shall be exclusively and finally resolved by arbitration pursuant to this Section 3.5(e). There shall be a single arbitrator, who shall be a title attorney with at least ten (10) years experience in oil and gas titles involving Permian Basin properties, as selected by mutual agreement of Purchaser and Seller within fifteen (15) days after the end of the Cure Period, and absent such agreement, by the Houston office of the American Arbitration Association (the "Title Arbitrator"). The arbitration proceeding shall be held in Austin, Texas and shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association (the "Rules"), to the extent such rules do not conflict with the terms of this Section. The Title Arbitrator's determination shall be made within twenty (20) days after submission of the matters in dispute and shall be final and binding upon both parties, without right of appeal. In making his determination, the Title Arbitrator shall be bound by the rules set forth in Sections 3.5(c) and 3.5(d) and may consider such other matters as in the opinion of the Title Arbitrator are necessary or helpful to make a proper determination. Additionally, the Title Arbitrator may consult with and engage disinterested third parties to advise the arbitrator, including without limitation petroleum engineers. The Title Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Title Defect Amounts and Title Benefit Amounts submitted by either party and may not award damages, interest or penalties to either party with respect to any matter. Seller and Purchaser shall each bear its own legal fees and other costs of presenting its case. Each party shall bear one-half of the costs and expenses of the Title Arbitrator.

Section 3.6	Consents to Assignment and Preferential Rights to Purchase.

(a)           Following execution and delivery of this Agreement, Seller shall promptly prepare and send (i) notices to the holders of any required consents to assignment of any Assets requesting such holder's consent to assign such Assets to Purchaser or Linn Operating, Inc. and (ii) notices to the holders of any applicable preferential rights to purchase any Asset requesting waivers of such preferential rights to purchase; provided, however, that Purchaser shall have the opportunity to review such notices before they are sent.The consideration payable under this Agreement for any particular Assets for purposes of preferential purchase right notices shall be the Allocated Value for such Assets. Seller shall use commercially reasonable efforts to cause such consents and waivers of preferential rights to purchase (or the exercise thereof) to be obtained and delivered prior to Closing. Purchaser shall cooperate with Seller in seeking to obtain such consents and waivers of preferential rights.

(b)           Seller shall notify Purchaser at least five (5) Business Days prior to Closing of all required third-party consents to the assignment of the Assets to Purchaser which have not been obtained and the Assets to which they pertain. In no event shall there be included in the Conveyances at Closing any Asset subject to a consent requirement that provides that transfer of the Asset without consent will result in a termination or other material impairment of any rights in relation to such Asset. In cases where the Asset subject to such a requirement is a Contract and Purchaser is assigned the Properties to which the Contract relates, but the Contract is not transferred to Purchaser due to the unwaived consent requirement, Seller shall continue after Closing to use commercially reasonable efforts to obtain such consent so that such Contract can be transferred to Purchaser upon receipt of such consent. In cases where the Asset subject to such a requirement is a Property and the third-party consent to the sale and transfer of the Property is not obtained prior to the Closing Date, Purchaser may elect to treat the unsatisfied consent requirement as a Title Defect by giving Seller notice thereof in accordance with Section 3.4(b), except that such notice must be given at least five (5) Business Days prior to the Closing Date. If an unsatisfied consent requirement with respect to which a Purchase Price adjustment is made under Section 3.5 is subsequently satisfied prior to the date of the final adjustment to the Purchase Price under Section 9.4(b), Seller shall be paid the amount of the previous reduction in the Purchase Price and the provisions of this Section 3.6 shall no longer apply.

(c)           If any preferential rights to purchase any Properties are exercised prior to Closing, those Properties transferred to a third party as a result of the exercise of such preferential rights shall be treated as if subject to a Title Defect resulting in the complete loss of title and the Purchase Price shall be reduced under Section 2.2(b) by the Allocated Value for such Property. Seller shall retain the consideration paid by the third party.

Section 3.7	Casualty or Condemnation Loss.

(a)           Purchaser shall assume all risk of loss with respect to, and any change in the condition of, the Assets from the Effective Time until Closing for production of Hydrocarbons through normal depletion (including watering out of any well, collapsed casing or sand infiltration of any well) and the depreciation of personal property due to ordinary wear and tear.

(b)           Subject to the provisions of Sections 8.1(f) and 8.2(f) hereof, if, after the date of this Agreement but prior to the Closing Date, any portion of the Assets is destroyed by fire or other casualty or is taken in condemnation or under right of eminent domain, and the loss as a result of such individual casualty or taking exceeds twenty percent (20%) of the Purchase Price, Purchaser shall not be required to close.  Should Purchaser elect to close, Seller, at itsoption, may elect  (i) to cause the Assets affected by any casualty or taking to be repaired or restored to at least their condition prior to such casualty, at Seller’s sole cost, as promptly as reasonably practicable (which work may extend after the Closing Date); (ii) to remove the Assets affected by any casualty or taking and reduce the Purchase Price by the Allocated Value of such Assets; or (iii) to treat such casualty or taking as a Title Defect with respect to the affected Property or Properties under Section 3.4. In each case, Seller shall retain all rights to insurance and other claims against third parties with respect to the casualty or taking except to the extent the parties otherwise agree in writing.

(c)           If, after the date of this Agreement but prior to the Closing Date, any portion of the Assets is destroyed by fire or other casualty or is taken in condemnation or under right of eminent domain, and the loss as a result of such individual casualty or taking is ten percent (10%) or less of the Purchase Price, Purchaser shall nevertheless be required to close and Seller shall, at Closing, reduce the Purchase Price in an amount equal to the amount required to repair or restore the affected Assets to their condition prior to such casualty (or in the case of a taking, by the Allocated Value of such taken Property).  If Purchaser agrees, Seller shall in lieu of a Purchase Price reduction contemplated above, pay to Purchaser and shall assign, transfer and set over to Purchaser or subrogate Purchaser to all of Seller’s right, title and interest (if any) in insurance claims, unpaid awards, and other rights against third parties (other than Affiliates of Seller and its and their directors, officers, employees and agents) arising out of the casualty or taking.

ARTICLE IV
ENVIRONMENTAL MATTERS

Section 4.1	Assessment.

(a)           During the Examination Period, Purchaser shall have the right, or the right to cause an environmental consultant reasonably acceptable to Seller ("Purchaser's Environmental Consultant"), to conduct a Phase I environmental assessment of the Properties and to conduct any further Phase I or other non-invasive environmental assessment of the Properties it deems appropriate, to the extent

Seller has the authority to grant such right to Purchaser ("Purchaser's Environmental Review").  Purchaser agrees to conduct Purchaser's Environmental Review during normal business hours in a manner so as not to unduly interfere with the business operations of Seller and in compliance with all Applicable Laws, and Purchaser shall exercise due care with respect to Seller’s properties and their condition.

(b)           Prior to the Closing, unless otherwise required by Applicable Law, Purchaser shall (and shall cause Purchaser's Environmental Consultant, if applicable, to) treat confidentially any matters revealed by Purchaser's Environmental Review and any reports or data generated from such review (the "Environmental Information"), and Purchaser shall not (and shall cause Purchaser's Environmental Consultant, if applicable, to not) disclose any Environmental Information to any Governmental Entity or other third party without the prior written consent of Seller (unless so required under Applicable Law).  Prior to the Closing, unless otherwise required by Applicable Law, Purchaser may use the Environmental Information only in connection with the transactions contemplated by this Agreement.  If Purchaser, Purchaser's Environmental Consultant, if applicable, or any third party to whom Purchaser has provided any Environmental Information become legally compelled to disclose any of the Environmental Information, Purchaser shall provide Seller with prompt notice and Seller, at Seller’s expense, may file any protective order, or seek any other remedy, as it deems appropriate under the circumstances.  If this Agreement is terminated prior to the Closing, Purchaser shall deliver the Environmental Information to Seller, which Environmental Information shall become the sole property of Seller.

Section 4.2	Environmental Defects.

(a)           If Purchaser or Purchaser's Environmental Consultant, if applicable, discovers any Environmental Defect (as herein defined), Purchaser shall notify Seller on or before ten  (10) days  before Closing.  To be effective, such notice (an "Environmental Defect Notice") must (i) be in writing; (ii) be received by Seller prior to the expiration of the Examination Period; (iii) describe the Environmental Defect in reasonable detail, including (A) the specific Properties affected by or associated with such Environmental Defect, (B) if applicable, a site plan showing the location of all field notes and the field conditions observed, (C) the written conclusion of Purchaser's Environmental Consultant, if applicable, that an Environmental Defect is believed to exist, which conclusion shall be reasonably substantiated by the factual data gathered in Purchaser's Environmental Review, and (D) if feasible and applicable, a separate, reasonably specific citation of the provisions of the Environmental Laws alleged to be violated and the related facts that substantiate such violation; (iv) describe the procedures recommended to correct, eliminate or pay the Environmental Defect, together with any related recommendations from Purchaser's Environmental Consultant, if applicable; and (v) set forth Purchaser's good faith estimate of the Environmental Defect Amount, including the basis for such estimate.Upon the receipt of such effective notice from Purchaser, Seller shall have the option, in addition to the remedy set forth in Section 4.3, but not the obligation, to attempt to cure such Environmental Defect at any time prior to the Closing, at the sole cost and expense of Seller.  If Seller and Purchaser are unable to reach an agreement as to whether an Environmental Defect exists or, if it does exist, the amount of the Environmental Defect Amount attributable thereto, the provisions of Section 4.4 shall be applicable.  Notwithstanding any other provision of this Agreement to the contrary, Purchaser shall be deemed to have waived all Environmental Defects of which Seller has not been given notice pursuant to an Environmental Defect Notice in accordance with this Section 4.2(a).

(b)           If any Environmental Defect described in a notice delivered in accordance with Section 4.2(a) is not cured on or before the Closing, then the Purchase Price shall be reduced, subject to Section 4.3, by the Environmental Defect Amount of such Environmental Defect.

(c)           As used in this Agreement:

(i)           "Environmental Defect" shall mean, with respect to any given Asset, a violation of Environmental Laws in effect as of the Effective Time in the jurisdiction in which such Property is located, an obligation under Environmental Laws to complete immediately or promptly after the Closing any corrective action at the Asset, or any Environmental Liability arising from or attributable to any condition, event, circumstance, activity, practice, incident, action, or omission existing or occurring prior to the Closing Date, or the use, release, storage, treatment, transportation, or disposal of Hazardous Materials subsequent to the Effective Time and prior to the Closing Date, (A) regarding which an Environmental Defect Notice has been timely and otherwise validly delivered, (B) that has an Environmental Defect Amount attributable thereto in excess of $50,000, (C) that, in the aggregate with all other Environmental Defects results in a total Environmental Defect Amount in excess of $1,000,000, and (D) is not otherwise disclosed in Schedule 4.2.

(ii)           "Environmental Defect Amount" shall mean the amount (A) the reasonably estimated costs and expenses to correct such Environmental Defect in the most cost effective manner reasonably available, consistent with Environmental Laws, or (B) the amount of Environmental Liabilities reasonably believed will be incurred or required to be paid by Seller with respect thereto. The parties recognize that the calculation of an Environmental Defect Amount may require the use of assumptions and extrapolations; however, it is acknowledged and agreed that any such assumptions and extrapolations will be consistent with the known factual information and reasonable in nature.

Section 4.3	Remedies for Environmental Defects.

In the event that any Environmental Defect is not waived by Purchaser or cured on or before Closing, and this Agreement is not terminated pursuant to Section 8.1(e) or 8.2(e), then, Seller and Purchaser will attempt to agree on one of the following; provided that if they cannot agree prior to the Closing Date, they will be deemed to have agreed to Section 4.3(i):

(i)           the Purchase Price will be reduced by the Environmental Defect Amount in accordance with Section 2.2(a)(iii) agreed upon by Seller and Purchaser (or failing such agreement in accordance with Section 4.4); or

(ii)           the Seller will retain the Property that is subject to such Environmental Defect, and the Purchase Price will be reduced by an amount equal to the Allocated Value of such Property.

Section 4.4	Disputes Regarding Environmental Defects.

Seller and Purchaser shall attempt to agree on all Environmental Defect Amounts prior to Closing.  If Seller and Purchaser are unable to agree by Closing upon the Environmental Defect Amount and Seller will not retain the Property pursuant to Section 4.3(ii), the Environmental Defect Amounts in dispute shall be exclusively and finally resolved by arbitration pursuant to this Section 4.4. There shall be a single arbitrator, who shall be an environmental attorney with at least ten (10) years experience in environmental law, as selected by mutual agreement of Purchaser and Seller within fifteen (15) days after the end of the Cure Period, and failing such agreement, such arbitrator (the "Environmental Arbitrator") shall be selected in accordance with the Rules.  The arbitration proceeding shall be held in Austin, Texas and shall be conducted in accordance with the Rules, to the extent such rules do not conflict with the terms of this Section. The Environmental Arbitrator's determination shall be made within twenty (20) days after submission of the matters in dispute and shall be final and binding upon both parties, without right of appeal. In making his determination, the Environmental Arbitrator shall be bound by the rules set forth in Sections 4.2 and 4.3  and may consider such other matters as in the opinion of the Environmental Arbitrator are necessary or helpful to make a proper determination. Additionally, the Environmental Arbitrator may consult with and engage disinterested third parties to advise the Environmental Arbitrator. The Environmental Arbitrator shall act as an expert for the limited purpose of determining the specific disputed Environmental Defect Amounts submitted by either party and may not award damages, interest or penalties to either party with respect to any matter. Seller and Purchaser shall each bear its own legal fees and other costs of presenting its case. Each party shall bear one-half of the costs and expenses of the Environmental Arbitrator.

Section 4.5	NORM, Wastes and Other Substances.

Purchaser acknowledges that the Assets have been used for exploration, development, and production of oil and gas and that there may be petroleum, produced water, wastes, or other substances or materials located in, on or under the Properties or associated with the Assets.  Equipment and sites included in the Assets may contain asbestos, hazardous substances, or NORM.  NORM may affix or attach itself to the inside of wells, materials, and equipment as scale, or in other forms.  The wells, materials, and equipment located on the Properties or included in the Assets may contain NORM and other wastes or hazardous substances.  NORM containing material and/or other wastes or hazardous substances may have come in contact with various environmental media, including without limitation, water, soils or sediment.  Special procedures may be required for the assessment, remediation, removal, transportation, or disposal of environmental media, wastes, asbestos, hazardous substances, and NORM from the Assets.  Notwithstanding this acknowledgment, nothing in this Section limits Purchaser’s ability to claim an Environmental Defect with respect to NORM on equipment included in the Assets that is not in service.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SELLER

Section 5.1	Generally.

(a)           Any representation "to the knowledge of Seller" or "to Seller’s knowledge" is limited to matters within the actual knowledge of the individuals listed on Schedule 5.1(a) ("Seller’s Knowledge Individuals") of Seller.  "Actual knowledge" for purposes of this Agreement means information actually personally known by Seller’s Knowledge Individuals.

(b)           Inclusion of a matter on a Schedule to a representation or warranty which addresses matters having a Material Adverse Effect shall not be deemed an indication that such matter does, or may, have a Material Adverse Effect. Matters may be disclosed on a Schedule to this Agreement for purposes of information only.

(c)           Subject to the foregoing provisions of this Section 5.1, the disclaimers and waivers contained in Sections 11.8 and 11.9 and the other terms and conditions of this Agreement, Seller represents and warrants to Purchaser the matters set out in Sections 5.2 through 5.22.

Section 5.2	Existence and Qualification.

Seller is an organization existing and in good standing under the laws of the state of its formation and is duly qualified to do business as a foreign corporation where the Assets are located, except where the failure to so qualify would not have a Material Adverse Effect.

Section 5.3	Power.

Seller has the power to enter into and perform this Agreement and consummate the transactions contemplated by this Agreement.

Section 5.4	Authorization and Enforceability.

The execution, delivery and performance of this Agreement, and the performance of the transactions contemplated hereby, have been duly and validly authorized by all necessary action on the part of Seller. This Agreement has been duly executed and delivered by Seller (and all documents required hereunder to be executed and delivered by Seller at Closing will be duly executed and delivered by Seller) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Seller, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 5.5	No Conflicts.

The execution, delivery and performance of this Agreement by Seller, and the transactions contemplated by this Agreement will not (i) violate any provision of the governing documents of Seller, (ii) result in default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license or agreement to which Seller is a party or which affect the Assets, (iii) violate any judgment, order, ruling, or decree applicable to Seller as a party in interest, (iv) to the knowledge of Seller, violate any Laws applicable to Seller or any of the Assets, or (v) require any filing with, notification of or consent, approval or authorization of any Governmental Body, except for (a) rights to consent by, required notices to, and filings with or other actions by Governmental Bodies where the same are not required prior to the assignment of oil and gas interests and (b) any matters described in clauses (ii), (iii) or (iv) above which would not have a Material Adverse Effect.

Section 5.6	Liability for Brokers' Fees.

Purchaser shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Seller, for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.

Section 5.7	Litigation.

Except as set forth in: (a) Schedule 5.7(a) no investigation, proceeding, action, suit, or other legal proceeding of any kind or nature before any Governmental Body or arbitrator (including any take-or-pay claims) is pending or, to the knowledge of Seller, threatened with respect to the Assets, or Seller (with respect to any of the Assets), or either of them, or with respect to the ownership, operation, development, maintenance, or use of any thereof; and (b) Schedule 5.7(b), no notice in writing from any Governmental Body or any other Person has been received by Seller claiming any violation of or noncompliance with any Law with respect to the Assets (including any such Law concerning the conservation of natural resources).

Section 5.8	Taxes and Assessments.

(a)           With respect to Applicable Taxes, all Tax Returns of Seller have been filed in a timely manner (within any applicable extension periods), all such Tax Returns are true, correct and complete in all material respects, and all Applicable Taxes (other than Taxes that Purchaser and Seller have taken into account in the determination of the Purchase Price under Section 2.2(a) or Taxes attributable to Purchaser pursuant to Section 7.13) have been paid in full or will be timely paid in full by the due date thereof.  All Applicable Tax withholding and deposit requirements imposed on or with respect to Seller have been satisfied in full in all respects.  There are no liens on any of the Assets that arose in connection with any failure (or alleged failure) to pay any Applicable Tax.

(b)           There is no claim against Seller for any Applicable Taxes, and no assessment, deficiency, or adjustment has been asserted, proposed, or threatened against Seller with respect to any Applicable Taxes or Tax Returns with respect to Applicable Taxes.  No claim has ever been made by an authority in a jurisdiction where Seller does not file Tax Returns that it is or may be subject to taxation in that jurisdiction, and the Assets are not subject to Taxes in any jurisdiction in which Seller has not filed Tax Returns.

(c)           With respect to Applicable Taxes, there is not in force any extension of time with respect to the due date for the filing of any Tax Return of or with respect to Seller or any waiver or agreement for any extension of time for the assessment or payment of any Applicable Tax of or with respect to Seller.  No request for any such waiver is pending.

(d)           Such Seller is not a party to or bound by any Applicable Tax allocation, sharing or indemnity agreements or arrangements.

(e)           None of the Assets is "tax exempt use property" within the meaning of Section 168(h) of the Code or "tax exempt bond financed property" within the meaning of Section 168(g)(5) of the Code.

(f)           None of the Assets is held in an arrangement (other than as may arise by virtue of Seller’s organizational or governing documents) that is treated as a partnership for Income Tax purposes.

(g)           None of the Assets being sold by Seller hereunder is (nor will be as of the Closing Date) an interest in any entity (including any entity disregarded as separate from its owner) for Income Tax purposes.

(h)           Such Seller is not a party to any agreement with any Taxing Authority with respect to Applicable Taxes that would be terminated or adversely affected as a result of the transactions contemplated by this Agreement.

(i)           Such Seller is not a "foreign person" within the meaning of Section 1445(f)(3) of the Code.

(j)           All of Seller's property that is subject to property tax has been properly listed and described on the property tax rolls of the appropriate taxing jurisdiction for all periods prior to the Effective Time and no portion of Seller's property constitutes omitted property for property tax purposes.

Section 5.9	Outstanding Capital Commitments.

As of the Effective Time, and the date hereof, there were no outstanding AFEs or other commitments to make capital expenditures which are binding on the Assets owned by Seller and which Seller reasonably anticipates will individually require expenditures by the owner of those Assets after the Effective Time in excess of $50,000 per Asset other than those shown on Schedule 5.9 hereto.

Section 5.10	Compliance with Laws.

Except as disclosed on Schedule 5.10, to the knowledge of Seller, the Seller’s Operated Assets operated by Seller are, and Seller’s operation of those Seller’s Operated Assets has been and currently is, and the other Assets are and the operation of the other Assets has been and currently is, in substantial compliance with the provisions and requirements of all Laws (other than Environmental Laws, as to which Seller makes no representations or warranties hereunder) of all Governmental Bodies having jurisdiction with respect to the Assets, or the ownership, operation, development, maintenance, or use of any thereof.

Section 5.11	Contracts.

(a)           Except as disclosed on Schedule 5.11(a), to the knowledge of Seller, Seller has paid its share of all costs (including without limitation Property Costs) payable by it under the Leases and Contracts, and all Leases and Contracts are in full force and effect and constitute valid and binding obligations of the parties thereto.  Except as disclosed on Schedule 5.11(a), to the knowledge of Seller, Seller is not in breach or default (and no situation exists that, which the passing of time or giving of notice would create a breach or default) under any of the Leases or Contracts, and no breach or default by any third party (or situation that, with the passing of time or giving of notice would create a breach or default) exists, expect such defaults as would not, individually or in the aggregate have a Material Adverse Effect.

(b)           To Seller’s knowledge, Schedule 5.11(b) sets forth all of the following contracts, agreements, and commitments (excluding Leases and Surface Contracts) to which any of the Assets owned by Seller will be bound as of the Closing: (i) any agreement with any Affiliate of Seller; (ii) any agreement or contract for the sale, exchange, or other disposition of Hydrocarbons produced from or attributable to Seller’s interest in the Assets that is not cancelable without penalty or other material payment on not more than 30 days prior written notice; (iii) any agreement of or binding upon Seller to sell, lease, farmout, or otherwise dispose of any interest in any of the Assets after the date hereof, other than conventional rights of reassignment arising in connection with Seller’s surrender or release of any of the Assets; and (iv) any tax partnership agreement of or binding upon Seller affecting any of the Assets.

Section 5.12	Payments for Production.

To the knowledge of Seller, except as set forth on Schedule 5.12, (a) all rentals, royalties, excess royalty, overriding royalty interests, production payments, and other payments due and/or payable by Seller to mineral and royalty holders and other interest owners during the period of Seller’s ownership up to the Effective Time under or with respect to the Assets and the Hydrocarbons produced therefrom or attributable thereto, have been paid, and (b) Seller is not obligated under any contract or agreement for the sale of gas from the Assets containing a take-or-pay, advance payment, prepayment, or similar provision, or under any gathering, transmission, or any other contract or agreement with respect to any of the Assets to gather, deliver, process, or transport any gas  without then or thereafter receiving full payment therefor.

Section 5.13	Imbalances.

To the knowledge of Seller, Schedule 5.13 accurately sets forth all of Seller’s Imbalances and penalties as of the Effective Time arising with respect to the Assets and except as disclosed in Schedule 5.13 as of the Effective Time (i) no Person is entitled to receive any portion of Seller’s Hydrocarbons produced from the Assets or to receive cash or other payments to "balance" any disproportionate allocation of Hydrocarbons produced from the Assets under any operating agreement, gas balancing or storage agreement, gas processing or dehydration agreement, gas transportation agreement, gas purchase agreement, or other agreements, whether similar or dissimilar, (ii) Seller is not obligated to deliver any quantities of gas or to pay any penalties or other amounts, in connection with the violation of any of the terms of any gas  contract or other agreement with shippers with respect to the Assets, and (iii) Seller is not obligated to pay any penalties or other payments under any gas transportation or other agreement as a result of the delivery of quantities of gas from the Wells in excess of the contract requirements.

Section 5.14	Governmental Authorizations.

To the knowledge of Seller, except as disclosed on Schedule 5.14, Seller has obtained and is maintaining all federal, state and local governmental licenses, permits, franchises, orders, exemptions, variances, waivers, authorizations, certificates, consents, rights, privileges and applications therefor (the "Governmental Authorizations") that are presently necessary or required for the ownership and operation of the Seller’s Operated Assets that are currently owned and operated by Seller (including, but not limited to, those required under Environmental Laws). Except as disclosed in Schedule 5.7(a), Schedule 5.7(b) or Schedule 5.14 (i) to the knowledge of Seller, Seller has operated Seller’s Operated Assets in accordance with the conditions and provisions of such Governmental Authorizations, and (ii) no notices of violation have been received by Seller, and no proceedings are pending or, to Seller’s knowledge, threatened in writing that might result in any modification, revocation, termination or suspension of any such Governmental Authorizations or which would require any corrective or remediation action by Seller.

Section 5.15	Consents and Preferential Purchase Rights.

None of the Assets owned or operated by Seller, or any portion thereof, is subject to any preferential rights to purchase or restrictions on assignment or required third-party consents to assignment, which may be applicable to the transactions contemplated by this Agreement, except for (i) governmental consents and approvals of assignments that are customarily obtained after Closing, (ii) preferential rights, consents and restrictions contained in easements, rights-of-way or equipment leases and (iii) preferential rights, consents and restrictions as are set forth on Schedule 5.15.

Section 5.16	[Intentionally Omitted].

Section 5.17	Payout Balances.

Schedule 5.17 contains a complete and accurate list of the status of any "payout" balance, as of the Effective Time, for those Wells and Units that are operated by Seller and that are subject to a reversion or other adjustment at some level of cost recovery or payout (or passage of time or other event other than termination of a Lease by its terms).

Section 5.18	Condemnation.

There is no actual or, to the knowledge of Seller, threatened taking (whether permanent, temporary, whole or partial) of any part of the Properties by reason of condemnation or the threat of condemnation.

Section 5.19	Plugging and Abandonment.

Except as set forth on Schedule 5.19, Seller has not abandoned, or agreed to abandon, any wells included in the Assets since the Effective Time and to Seller’s knowledge there are no dry holes, or otherwise inactive wells, located on the Lands, other than wells that have been properly plugged and abandoned.

Section 5.20	Bankruptcy.

To Seller’s knowledge, there are no bankruptcy, reorganization, or similar arrangement proceedings pending, being contemplated by or, to Seller’s knowledge, threatened against Seller or any Affiliate of Seller.

Section 5.21	NGA.

To Seller’s knowledge, no consent is required in connection with the transaction contemplated hereby under the Natural Gas Policy Act of 1978, as amended.  Such Seller is not an interstate pipeline company within the meaning of the Natural Gas Act of 1938.

Section 5.22	Investment Company.

Such Seller is not (a) an investment company or a company controlled by an investment company within the meaning of the Investment Company Act of 1940, as amended or (b) subject in any respect to the provisions of said act.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller the following:

Section 6.1	Existence and Qualification.

Purchaser is a limited liability company organized, validly existing and in good standing under the laws of the state of Delaware; and Purchaser is duly qualified to do business as a foreign limited liability company in every jurisdiction in which it is required to qualify in order to conduct its business except where the failure to so qualify would not have a material adverse effect on Purchaser or its properties; and Purchaser is duly qualified to do business as a foreign limited liability company in the respective jurisdictions where the Assets to be transferred to it are located.

Section 6.2	Power.

Purchaser has the corporate power to enter into and perform this Agreement and consummate the transactions contemplated by this Agreement.

Section 6.3	Authorization and Enforceability.

The execution, delivery and performance of this Agreement, and the performance of the transaction contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser (and all documents required hereunder to be executed and delivered by Purchaser at Closing will be duly executed and delivered by Purchaser) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Purchaser, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 6.4	No Conflicts.

The execution, delivery and performance of this Agreement by Purchaser, and the  transactions contemplated by this Agreement will not (i) violate any provision of the certificate of  formation or the company agreement of Purchaser, (ii) result in a material default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license or agreement to which Purchaser is a party, (iii) violate any judgment, order, ruling, or regulation applicable to Purchaser as a party in interest, or (iv) violate any law, rule or decree applicable to Purchaser or any of its assets, or (v) require any filing with, notification of or consent, approval or authorization of any Governmental Body or authority, except any matters described in clauses (ii), (iii), (iv) or (v) above which would not have a material adverse effect on Purchaser.

Section 6.5	Liability for Brokers' Fees.

Seller shall not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Purchaser, for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.

Section 6.6	Litigation.

As of the date of the execution of this Agreement, there are no actions, suits or proceedings pending, or to Purchaser's knowledge, threatened in writing before any Governmental Body against Purchaser or any Affiliate of Purchaser that are reasonably likely to impair materially Purchaser's ability to perform its obligations under this Agreement.

Section 6.7	Limitation.

Except for the representations and warranties expressly made by Seller in Article 5 of this Agreement, or in any certificate furnished or to be furnished to Purchaser pursuant to this Agreement, or in the Conveyance, Purchaser represents and acknowledges that (i) there are no representations or warranties, express, statutory or implied, as to the Assets or prospects thereof, and (ii) Purchaser has not relied upon any oral or written information provided by Seller.  Without limiting the generality of the foregoing, Purchaser represents and acknowledges that neither Seller has made and neither will make any representation or warranty regarding any matter or circumstance relating to Environmental Laws, Environmental Liabilities, the release of materials into the environment or protection of human health, safety, natural resources or the environment or any other environmental condition of the Assets.  Purchaser further represents and acknowledges that it is knowledgeable of the oil and gas business and of the usual and customary practices of producers such as Seller and that it has had access to the Assets, the officers and employees and/or other appropriate representatives of Seller, and the books, records and files of Seller relating to the Assets, and in making the decision to enter into this Agreement and consummate the transactions contemplated hereby, Purchaser has relied solely on the basis of its own independent due diligence investigation of the Assets.

Section 6.8	SEC Disclosure.

Purchaser is acquiring the Assets for its own account for use in its trade or business, and not with a view toward or for sale associated with any distribution thereof, nor with any present intention of making a distribution thereof within the meaning of the Securities Act of 1933, as amended.

Section 6.9	Bankruptcy.

There are no bankruptcy, reorganization or receivership proceedings pending against, being contemplated by, or threatened against Purchaser.

Section 6.10	Qualification.

Purchaser is now, and hereafter shall continue to be, qualified to own federal and state oil, gas and mineral leases in all jurisdictions where the Assets to be transferred to it are located, and the consummation of the transactions contemplated in this Agreement will not cause Purchaser to be disqualified as such an owner. To the extent required by the applicable state or federal government, Purchaser currently has, and will continue to maintain, lease bonds, area wide bonds or any other surety bonds as may be required by, and in accordance with, such state or federal regulations governing the ownership of such leases.

Purchaser's Affiliate, Linn Operating, Inc., is now, and hereafter shall continue to be, qualified to assume operatorship of federal and state oil, gas and mineral leases in all jurisdictions where the Assets are located, and the consummation of the transactions contemplated in this Agreement will not cause such entity to be disqualified as such an operator.  To the extent required by the applicable state or federal government, Purchaser shall cause Linn Operating, Inc. to obtain, and to continue to maintain, lease bonds, area wide bonds or any other surety bonds as may be required by, and in accordance with, such state or federal regulations governing operation of such leases.

ARTICLE VII
COVENANTS OF THE PARTIES

Seller covenants to and with Purchaser as follows:

Section 7.1	Access.

Between the date of execution of this Agreement and continuing until ten (10) days prior to the Closing Date, Seller will give Purchaser and its representatives access to those Assets that are owned or operated by Seller and access to and the right to copy, at Purchaser's expense, the Records in Seller’s possession, for the purpose of conducting an investigation of the Assets, but only to the extent that Seller may do so without violating any obligations to any third party and to the extent that Seller has authority to grant such access without breaching any restriction binding on Seller. Such access by Purchaser shall be limited to Seller’s normal business hours, and any weekends and after hours requested by Purchaser that can be reasonably accommodated by Seller, and Purchaser's investigation shall be conducted in a manner that minimizes interference with the operation of the Assets. All information obtained by Purchaser and its representatives under this Section shall be subject to the terms of Section 11.4(b)(vi) and the terms of that certain confidentiality agreement between Seller and Purchaser dated March 9, 2010,  (the "Confidentiality Agreement").

Section 7.2	Government Reviews.

Such Seller and Purchaser shall in a timely manner (a) make all required filings, if any, with and prepare applications to and conduct negotiations with, each governmental agency as to which such filings, applications or negotiations are necessary or appropriate in the consummation of the transactions contemplated hereby specifically including but not limited to the HSR Act, (b) provide such information as each may reasonably request to make such filings, prepare such applications and conduct such negotiations, (c) request early termination or waiver of any applicable waiting period under the HSR Act. Each party shall cooperate with and use all reasonable efforts to assist the other with respect to such filings, applications and negotiations.

Section 7.3	Notification of Breaches.

(a)           Until the Closing, each Seller shall notify Purchaser promptly after Seller obtains actual knowledge that any representation or warranty of Purchaser contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Purchaser prior to or on the Closing Date has not been so performed or observed in any material respect.

(b)           If any of Purchaser's or Seller’s representations or warranties is untrue or shall become untrue in any material respect between the date of execution of this Agreement and the Closing Date, or if any of Purchaser's or Seller’s covenants or agreements to be performed or observed prior to or on the Closing Date shall not have been so performed or observed in any material respect, but if such breach of representation, warranty, covenant or agreement shall (if curable) be cured by the Closing (or, if the Closing does not occur, by the date set forth in Section 10.1), then such breach shall be considered not to have occurred for all purposes of this Agreement.

(c)           Purchaser’s receipt of a reducing adjustment to the Purchase Price for any Title Defect, Environmental Defect, or casualty or condemnation loss or any other matter under this Agreement shall constitute and be deemed a waiver and release by Purchaser of all Claims with respect to the matter for which it received such adjustment.

Section 7.4	Letters-in-Lieu; Assignments; Operatorship.

(a)  Seller will execute on the Closing Date letters in lieu of division and transfer orders relating to the Assets on forms prepared by Seller and satisfactory to Purchaser to reflect the transaction contemplated hereby.

(b)  Seller will prepare and Seller and Purchaser will execute on the Closing Date all assignments necessary to convey to Purchaser all federal or state leases in the form as prescribed by the applicable Governmental Body and otherwise acceptable to Purchaser and Seller.

(c)  Seller makes no representations or warranties to Purchaser as to transferability or assignability of operatorship of any of the Assets.  Rights and obligations associated with operatorship of such Properties are governed by operating and similar agreements covering the Properties and will be decided in accordance with the terms of such agreements or applicable Laws. However, Seller will reasonably assist Purchaser or its Affiliate, Linn Operating, Inc., in its efforts to succeed Seller or its Affiliates as operator of any Wells included in the Assets.  Purchaser or its Affiliate, Linn Operating, Inc., shall promptly, following termination of the Transition Services Agreement, file all appropriate forms, pit permit transfers and declarations or bonds with federal and state agencies relative to its assumption of operatorship.  For all Seller’s Operated Assets, Seller or its applicable operating Affiliate shall execute and deliver to Purchaser or its Affiliate, Linn Operating, Inc., and Purchaser or its Affiliate, Linn Operating, Inc., shall promptly execute and file the appropriate forms with the applicable regulatory agency transferring operatorship of such Assets for regulatory purposes to Purchaser or its Affiliate, Linn Operating, Inc.

Section 7.5	Public Announcements.

Until the Closing, none of the parties hereto or their Affiliates shall make any press release or other public announcement regarding the existence of this Agreement, the contents hereof or the transactions contemplated hereby without the prior written consent of the other parties; provided, however, the foregoing shall not restrict disclosures by Purchaser or Seller which are required by applicable securities or other laws or regulations or the applicable rules of any stock exchange having jurisdiction over the disclosing party or its Affiliates or are recommended by counsel; and provided, further, that Purchaser may disclose the existence and contents of this Agreement and the transactions contemplated hereby to the rating agencies (provided that such agencies are obligated to keep such information confidential).

Section 7.6	Operation of Business.

Except as set forth on Schedule 7.6(a), until the Closing, Seller (i) will operate its business in the ordinary course, (ii) will not, without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, commit to any operation, or series of related operations, reasonably anticipated by Seller to require future capital expenditures by the owner of the Assets in excess of $50,000 per Asset, or make any capital expenditures in excess of $50,000 per Asset, except for matters set forth on Schedule 5.9, or terminate, materially amend, execute or extend any material agreements affecting the Assets, (iii) will maintain insurance coverage on the Assets presently furnished by nonaffiliated third parties in the amounts and of the types presently in force (if any), (iv) will use commercially reasonable efforts to maintain in full force and effect all Leases, (v) will maintain all material governmental permits and approvals affecting the Assets, (vi) will not transfer, farmout, sell, hypothecate, encumber or otherwise dispose of any material Assets except for sales and dispositions of oil and gas production and Equipment made in the ordinary course of business consistent with past practices and (vii) will not commit to do any of the foregoing.  Purchaser's approval of any action restricted by this Section 7.6 shall be considered granted within ten (10) days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in Seller’s written notice) of Seller’s notice to Purchaser requesting such consent unless Purchaser notifies Seller to the contrary in writing during that period. In the event of an emergency, Seller may take such action as a prudent operator would take and shall notify Purchaser of such action promptly thereafter.  Schedule 7.6(b) sets forth Seller’s planned drilling schedule for the Assets for the period between the execution of this Agreement and the Closing Date.  Seller agrees to provide Purchaser notice prior to a material deviation from Schedule 7.6(b).

Section 7.7	Imbalances.

Purchaser expressly assumes any and all obligations attributable to Imbalances, to the extent disclosed by Seller, associated with the Assets. Should Purchaser discover any inaccuracy in Schedule 5.12 or Schedule 5.13 attributable to the Assets prior to the Effective Time, Purchaser may assert a claim for an adjustment under this Section by delivering a written Claim Notice to Seller at least five (5) days prior to Closing. If it is determined that there is an inaccuracy as of the Effective Time in the Imbalances set forth on Schedule 5.13, then an adjustment to the Purchase Price, will be made as follows:

(a)  Should Seller's total net Imbalance reflect that the Seller is overproduced, then the Purchase Price shall be reduced by the net change in the total Imbalance times $5.00 per MMBtu; or

(b)  Should Seller's total net Imbalance reflect that the Seller is underproduced, then the Purchase Price shall be increased by the net change in the total Imbalance times $5.00 per MMBtu.

Section 7.8	Consents and Preferential Rights.

(a)           Should a third party fail to exercise its preferential right to purchase as to any portion of the Assets prior to Closing and the time for exercise or waiver has not yet expired, subject to the remaining provisions of this Section 7.8, such Assets shall be included in the transaction at Closing and the following procedures shall be applicable:

(i)           Such Seller shall, at its sole expense, continue to use commercially reasonable efforts to obtain the waiver of the preferential rights and shall continue to be responsible for the compliance therewith.

(ii)           Should the holder of the preferential right exercise same, Purchaser shall cause the affected Assets to be transferred to such holder on the terms and provisions set out herein and in the applicable preferential right provision, Purchaser shall be entitled to retain the consideration paid by the third party.

(b)           Should any third party bring any suit, action or other proceeding seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated hereby in connection with a claim to enforce preferential rights, or, in the event the applicable preferential right provision prohibits transfer prior to the waiver or expiration of such right, the Assets affected by such suit, action or other proceeding shall be excluded from the Assets transferred at Closing and the Purchase Price shall be reduced by the Allocated Value of such excluded Assets.  Promptly after the suit, action or other proceeding is dismissed or settled or a judgment is rendered, or the right is waived or expires, Seller shall sell to Purchaser and Purchaser shall purchase from Seller all such Assets not being sold to the third party for a purchase price equal to the Allocated Value of such Assets, adjusted as provided in Section 2.2.

Section 7.9	Financial Statements.

(a)           Each Seller acknowledges that Purchaser and/or its Affiliates may be required to include statements of revenues and direct operating expenses and other financial information relating to the Assets ("Financial Statements") in documents filed with the SEC by Purchaser and/or its Affiliates pursuant to the Securities Act of 1933, as amended, and that such Financial Statements may be required to be audited.  In that regard, pending Closing or termination of this Agreement, Seller shall provide Purchaser reasonable access to such records (to the extent such information is available) and personnel of Seller as Purchaser may reasonably request to enable Purchaser, and its representatives and accountants, at Purchaser's sole cost and expense, to create and audit any Financial Statements that Purchaser deems necessary.  Notwithstanding the foregoing, (i) Seller shall in no event be required to create new records relating to the Assets and (ii) the access to be provided to Purchaser pursuant to this Section 7.8 shall not interfere with Seller’s ability to prepare its own financial statements or its regular conduct of business and shall be made available during Seller’s normal business hours.

(b)           Seller shall consent to the inclusion or incorporation by reference of the Financial Statements in any registration statement, report or other document of Purchaser or any of its Affiliates to be filed with the SEC in which Purchaser or such Affiliate reasonably determines that the Financial Statements are required to be included or incorporated by reference to satisfy any rule or regulation of the SEC or to satisfy relevant disclosure obligations under the Securities Act or the Securities Exchange Act of 1934, as amended.  Upon request of Purchaser, Seller shall request the external audit firm that audits the Financial Statements (the "Audit Firm") to consent to the inclusion or incorporation by reference of its audit opinion with respect to the audited Financial Statements in any such registration statement, report or other document.  Seller shall provide Purchaser and Purchaser's independent accountants with access to (i) audit work papers of Seller's independent accountants and (ii) management representation letters provided by Seller to Seller's independent accountants.

Section 7.10	[Intentionally Omitted].

Section 7.11	Filing of Tax Returns; Payment of Taxes.

Purchaser shall prepare or cause to be prepared all Tax Returns (other than Income Taxes or franchise Taxes) with respect to the Assets if such Tax Return (i) is required to be filed by Purchaser after the Closing Date or (ii) is required to be filed after the Closing Date and relates to any Straddle Period.  Seller shall prepare or cause to be prepared all other Tax Returns with respect to the Assets for any Pre-Closing Period; provided, however, that Seller shall not file any Tax Return (other than Income Taxes or franchise Taxes) or take any other action without the consent of Purchaser if such filing or action would affect Purchaser’s Tax liability.  Not later than five days prior to the due date for payment of Taxes with respect to any Tax Return for a Pre-Closing Period or Straddle Period, the Seller shall pay to the Purchaser the amount of any Seller Taxes with respect to such Tax Return (except to the extent Purchaser and Seller have taken such Taxes into account in the determination of the Purchase Price under Section 2.2(a) and except for Taxes attributable to Purchaser pursuant to Section 7.13).

Section 7.12	Proration of Straddle Period Taxes.

In the case of Taxes (other than Income Taxes and franchise Taxes) that are payable with respect to any Straddle Period, the portion of any such Taxes that is attributable to the portion of the period ending on the Effective Time shall  be the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction the numerator of which is the number of calendar days in the portion of the period ending on and including the Effective Time and the denominator of which is the number of calendar days in the entire period.

Section 7.13	Period After Effective Time.

Notwithstanding anything to the contrary in this Agreement, from and after Closing, Purchaser shall be liable for, and shall indemnify and hold harmless each Seller and its Affiliates from and against, any Taxes (other than Income Taxes, franchise Taxes and Taxes that Purchaser and Seller have taken into account in the determination of the Purchase Price under Section 2.2(a)) that are allocable to all periods from and after the  Effective Time, and shall reimburse Seller or its Affiliate for any such amount paid by it no later than 7 calendar days after the Purchaser’s receipt of notice from Seller of Purchaser’s liability therefor.  The amount of such Taxes allocable to the time period described in the previous sentence will be determined in a manner similar to and consistent with the determination of Straddle Period Taxes under Section 7.12.

Section 7.14	Cooperation on Tax Returns and Tax Proceedings.

Purchaser and each Seller shall cooperate fully as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns (other than with respect to Income Taxes and franchise Taxes) and any audit, litigation or other proceeding with respect to such Taxes imposed on or with respect to the Assets for any Pre-Closing Period or Straddle Period.

Section 7.15	Transfer Taxes.

Purchaser shall be responsible for the payment of all state and local transfer, sales, use, stamp, registration or other similar Taxes (the "Transfer Taxes") resulting from the transactions contemplated by this Agreement.  Purchaser and Seller shall cooperate in good faith to minimize, to the extent permissible under applicable law, the amount of any such Transfer Taxes.

Section 7.16	Purchaser Taxes.

Any provisions of this Agreement to the contrary notwithstanding, in no event shall Seller ever be liable or have any responsibility for any federal or state Income Taxes or franchise Taxes of Purchaser, regardless of when such Tax liability of Purchaser may arise or accrue, nor for any ad valorem or severance Tax liabilities arising or attributable to the Assets or the production therefrom for any periods from and after the Effective Time.  The amount of such ad valorem or severance Taxes allocable to the time period described in the previous sentence will be determined in a manner similar to and consistent with the determination of Straddle Period Taxes under Section 7.12.

Section 7.17	Further Assurances.

After Closing, Seller and Purchaser each agree to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other party for carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement.

ARTICLE VIII
CONDITIONS TO CLOSING

Section 8.1	Conditions of Seller to Closing.

The obligations of Seller to consummate the transactions contemplated by this Agreement are subject, at the option of Seller, to the satisfaction on or prior to Closing of each of the following conditions:

(a)           Representations. The representations and warranties of Purchaser set forth in Article 6 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date;
(b)           Performance. Purchaser shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;

(c)           Pending Litigation. No suit, action or other proceeding by a third party (including any Governmental Body) seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement shall be pending before any Governmental Body; provided, however, Closing shall proceed notwithstanding any suits, actions or other proceedings seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated hereby brought by holders of preferential purchase rights seeking to enforce such rights with respect to Assets with aggregate Allocated Values of less than ten percent (10%) of the unadjusted Purchase Price, and the Assets subject to such suits, actions or other proceedings shall be treated in accordance with Section 7.8;

(d)           Deliveries. Purchaser shall have delivered to Seller duly executed counterparts of the Conveyance and the other documents and certificates to be delivered by Purchaser under Section 9.3;

(e)           Defects. The sum of all Title Defect Amounts for Title Defects determined under Section 3.5(c) prior to Closing and Environmental Defect Values determined under Section 4.3, less the sum of all Title Benefit Amounts for Title Benefits determined under Section 3.5(d) prior to the Closing, shall be less than fifteen percent (15%) of the unadjusted Purchase Price;

(f)           Casualty or Condemnation. The aggregate losses from casualties to the Assets and takings of Assets under right of eminent domain shall be less than ten percent (10%) of the unadjusted Purchase Price; and

(g)           Payment. Purchaser shall have paid the Closing Payment.

Section 8.2	Conditions of Purchaser to Closing.

The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject, at the option of Purchaser, to the satisfaction on or prior to Closing of each of the following conditions:

(a)           Representations. The representations and warranties of Seller set forth in Article 5 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date which need only be true and correct on and as of such specified date);

(b)           Performance. Seller shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;

(c)           Pending Litigation. No suit, action or other proceeding by a third party (including any Governmental Body) seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement shall be pending before any Governmental Body; provided, however, Closing shall proceed notwithstanding any suits, actions or other proceedings seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated hereby brought by holders of preferential purchase rights seeking to enforce such rights with respect to Assets with aggregate Allocated Values of less than ten percent (10%) of the unadjusted Purchase Price, and the Assets subject to such suits, actions or other proceedings shall be treated in accordance with Section 7.8;

(d)           Deliveries. Seller shall have delivered to Purchaser duly executed counterparts of the Conveyance and the other documents and certificates to be delivered by Seller under Section 9.2;

(e)           Defects. The sum of all Title Defect Amounts for Title Defects determined under Section 3.5(c) prior to Closing and Environmental Defect Amounts determined under Section 4.3, less the sum of all Title Benefit Amounts for Title Benefits determined under Section 3.5(d) prior to the Closing, shall be less than fifteen percent (15%) of the unadjusted Purchase Price; and

(f)           Casualty or Condemnation.  The aggregate losses from casualties to the Assets and takings of Assets under right of eminent domain shall be less than ten percent (10%) of the unadjusted Purchase Price.

ARTICLE IX
CLOSING

Section 9.1	Time and Place of Closing.

(a)           Consummation of the purchase and sale transaction as contemplated by this Agreement (the "Closing"), shall, unless otherwise agreed to in writing by Purchaser and Seller, take place at the offices of Purchaser located at 600 Travis Street, Suite 5100, Houston, Texas, at 10:00 a.m., local time, on November 16, 2010 or if all conditions in Article 8 to be satisfied prior to Closing have not yet been satisfied or waived, as soon thereafter as such conditions have been satisfied or waived, subject to the rights of the parties under Article 10.

(b)           The date on which the Closing occurs is herein referred to as the "Closing Date."

Section 9.2	Obligations of Seller at Closing.

At the Closing, upon the terms and subject to the conditions of this Agreement, Seller shall deliver or cause to be delivered to Purchaser, among other things, the following:

(a)           Conveyances of the Assets, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices, duly executed by Seller;

(b)           assignments, on appropriate forms, of state and of federal leases comprising portions of the Assets, duly executed by Seller;

(c)           letters-in-lieu of transfer orders covering the Assets, duly executed by Seller;

(d)           certificates of each Seller duly executed by  authorized  officers of Seller, dated as of Closing, certifying on behalf of each Seller that the conditions set forth in Sections 8.2(a) and 8.2(b) have been fulfilled;

(e)           an executed Transition Services Agreement (herein so called) in a form substantially similar to Annex II;

(f)           an executed Disposal Agreement in a form substantially similar to Annex III;

(g)           an executed statement described in Treasury Regulations Section 1.1445-2(b)(2) certifying that Seller is not a foreign person within the meaning of the Code; and

(h)           the Suspense Funds.

Section 9.3	Obligations of Purchaser at Closing.

At the Closing, upon the terms and subject to the conditions of this Agreement, Purchaser shall deliver or cause to be delivered to Seller, among other things, the following:

(a)           a wire transfer of the Closing Payment in same-day funds;

(b)           Conveyances of the Assets, duly executed by Purchaser;

(c)           letters-in-lieu of transfer orders covering the Assets, duly executed by Purchaser;

(d)           an executed Transition Services Agreement in a form substantially similar to Annex II;

(e)           an executed Disposal Agreement in a form substantially similar to Annex III;  and

(f)    a certificate by an authorized corporate officer of Purchaser, dated as of Closing, certifying on behalf of Purchaser that the conditions set forth in Sections 8.1(a) and 8.1(b) have been fulfilled.

Section 9.4	Closing Payment and Post-Closing Purchase Price Adjustments.

(a)           Not later than five (5) days prior to the Closing Date, Seller shall prepare and deliver to Purchaser, based upon the best information available to Seller, a preliminary settlement statement estimating the Adjusted Purchase Price after giving effect to all Purchase Price adjustments set forth in Section 2.2. The estimate delivered in accordance with this Section 9.4(a) shall constitute the dollar amount to be paid by Purchaser to Seller at the Closing (the "Closing Payment").

(b)           As soon as reasonably practicable after the Closing but not later than ninety (90) days following the Closing Date, Seller shall prepare and deliver to Purchaser a statement setting forth the final calculation of the Adjusted Purchase Price and showing the calculation of each adjustment, based, to the extent possible on actual credits, charges, receipts and other items before and after the Effective Time and taking into account all adjustments provided for in this Agreement. Seller shall at Purchaser's request supply reasonable documentation available to support any credit, charge, receipt or other item. As soon as reasonably practicable but not later than the fifteenth day following receipt of Seller’s statement hereunder, Purchaser shall deliver to Seller a written report containing any changes that Purchaser proposes be made to such Statement. The parties shall undertake to agree on the final statement of the Adjusted Purchase Price no later than one hundred twenty (120) days after the Closing Date. In the event that the parties cannot reach agreement within such period of time, either party may refer the remaining matters in dispute to  a nationally-recognized independent accounting firm as may be accepted by Purchaser and Seller, for review and final determination. The accounting firm shall conduct the arbitration proceedings in Austin, Texas in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section. The accounting firm's determination shall be made within thirty (30) days after submission of the matters in dispute and shall be final and binding on both parties, without right of appeal. In determining the proper amount of any adjustment to the Purchase Price, the accounting firm shall not increase the Purchase Price more than the increase proposed by Seller nor decrease the Purchase Price more than the decrease proposed by Purchaser, as applicable. The accounting firm shall act as an expert for the limited purpose of determining the specific disputed matters submitted by either party and may not award damages or penalties to either party with respect to any matter. Seller and Purchaser shall each bear its own legal fees and other costs of presenting its case. Each party shall bear one-half of the costs and expenses of the accounting firm. Within five (5) days after the date on which the parties or the accounting firm, as applicable, finally determines the disputed matters, (x) Purchaser shall pay to Seller, as applicable, the amount by which the Adjusted Purchase Price exceeds the Closing Payment or (y) the applicable Seller(s) shall pay to Purchaser the amount by which the Closing Payment exceeds the Adjusted Purchase Price, as applicable. Any post-Closing payment pursuant to this Section 9.4(b) shall bear interest from the Closing Date to the date of payment at the Agreed Interest Rate.

(c)           All payments made or to be made hereunder to Seller shall be by electronic transfer of immediately available funds to the bank and account specified by Seller in writing prior to the Closing. All payments made or to be made hereunder to Purchaser shall be by electronic transfer of immediately available funds to a bank and account specified by Purchaser in writing to Seller.

Section 9.5	Remedies for Failure to Close.

Except as otherwise provided herein, if Closing does not occur or this Agreement is breached, Seller or Purchaser shall be entitled to pursue all legal and equitable remedies, including, without limitation, damages for breach or failure of any representation, warranty, covenant or agreement contained in this Agreement and the right to enforce specific performance of this Agreement.

ARTICLE X
TERMINATION

Section 10.1	Termination.

Unless terminated earlier pursuant to other provisions provided herein, this Agreement may be terminated at any time prior to Closing: (i) by the mutual prior written consent of Seller and Purchaser; or (ii) by either Seller or Purchaser, if Closing has not occurred on or before December 13, 2010, provided that the terminating party is not in breach or default hereof.

Section 10.2	Effect of Termination.

If this Agreement is terminated pursuant to Section 10.1, this Agreement shall become void and of no further force or effect (except for the provisions of Sections 5.6, 6.5, 11.4(b)(vi) and 12.4 and of the Confidentiality Agreement all of which shall continue in full force and effect) and Seller shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of the Assets to any party without any restriction under this Agreement.

ARTICLE XI
POST-CLOSING OBLIGATIONS; INDEMNIFICATION;
LIMITATIONS; DISCLAIMERS AND WAIVERS

Section 11.1	Receipts.

Except as otherwise provided in this Agreement, any production from or attributable to the Assets (and all products and proceeds attributable thereto) and any other income, proceeds, receipts and credits attributable to the Assets which are not reflected in the adjustments to the Purchase Price following the final adjustment pursuant to Section 9.4(b) shall be treated as follows: (a) all production from or attributable to the Assets (and all products and proceeds attributable thereto) and all other income, proceeds, receipts and credits earned with respect to the Assets to which Purchaser is entitled under Section 1.3 shall be the sole property and entitlement of Purchaser, and, to the extent received by either of Seller, Seller shall fully disclose, account for and remit the same promptly to Purchaser, and (b) all production from or attributable to the Assets (and all products and proceeds attributable thereto) and all other income, proceeds, receipts and credits earned with respect to the Assets to which Seller are entitled under Section 1.3 shall be the sole property and entitlement of Seller and, to the extent received by Purchaser, Purchaser shall fully disclose, account for and remit  the same promptly to the applicable Seller(s).

Section 11.2	Expenses.

Except as otherwise provided in this Agreement, any Property Costs which are not reflected in the adjustments to the Purchase Price following the final adjustment pursuant to Section 9.4(b) shall be treated as follows: (a) all Property Costs for which Seller is responsible under Section 1.3 shall be the sole obligation of the applicable Seller and Seller shall promptly pay, or if paid by Purchaser, promptly reimburse Purchaser for and hold Purchaser harmless from and against same; and (b) all Property Costs for which Purchaser is responsible under Section 1.3 shall be the sole obligation of Purchaser and Purchaser shall promptly pay, or if paid by Seller, promptly reimburse Seller for and hold Seller harmless from and against same. Seller is entitled to resolve all joint interest audits and other audits of Property Costs covering periods for which Seller is in whole or in part responsible, provided that Seller shall not agree to any adjustments to previously assessed costs for which Purchaser is liable without the prior written consent of Purchaser, such consent not to be unreasonably withheld. Seller shall provide Purchaser with a copy of all applicable audit reports and written audit agreements received by Seller and relating to periods for which Purchaser is partially responsible.

Section 11.3	Assumed Seller Obligations.

Without limiting Purchaser's rights to indemnity under this Article 11, on the Closing Date Purchaser shall assume and hereby agrees to fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid or discharged) all of the obligations and liabilities of Seller, known or unknown, with respect to the Assets, regardless of whether such obligations or liabilities arose prior to, on or after the Effective Time, including but not limited to obligations to (i) furnish makeup gas according to the terms of applicable gas sales, gathering or transportation contracts, and to satisfy all other gas balancing obligations not adjusted under Section 7.7, (ii) pay the Suspense Funds, together with any working interests, royalties, overriding royalties and other interests held in suspense by Purchaser, (iii) properly plug and abandon any and all wells, including inactive wells or temporarily abandoned wells, drilled on the Properties or otherwise pursuant to the Assets, (iv) replug any well, wellbore, or previously plugged well on the Properties to the extent required or necessary, (v) dismantle and remove any equipment structures, materials, platforms, flowlines, and property of whatever kind related to or associated with operations and activities conducted on the Properties or otherwise pursuant to the Assets, (vi) clean up, restore and/or remediate the premises covered by or related to the Assets in accordance with applicable agreements and Laws, and (vii) perform all obligations applicable to or imposed on the lessee, owner, or operator under the Leases and related contracts, or as required by applicable Laws (all of said obligations and liabilities, subject to the exclusions below, herein being referred to as the "Assumed Seller Obligations"); provided, however, that Purchaser does not assume any obligations or liabilities of Seller to the extent that they are:

(i)           attributable to or arise out of the Excluded Assets;

(ii)           attributable to or arise out of the actions, suits or proceedings, if any, set forth on Schedule 5.7(a);

(iii)           the continuing responsibility of the Seller under Sections 11.1 and 11.2 or matters for which Seller is required to indemnify Purchaser under Section 11.4(c);

(iv)           attributable to or arise out of Seller’s failure to properly or timely pay royalties prior to the Closing Date.

Section 11.4	Indemnities.

(a)           Definitions.

(i)           "Claim" or "Claims" means, unless specifically provided otherwise, all claims (including, but not limited to, those for damage to property, bodily injury and death, personal injury, illness, disease, maintenance, cure, loss of parental and  spousal consortium, wrongful death, loss of support,  and wrongful termination of employment), damages, liabilities, losses, demands, liens, encumbrances, fines, penalties, causes of action of any kind (including actions for indirect, consequential, punitive and exemplary damages), obligations, costs (including payment of all reasonable attorneys' fees and costs of litigation), judgments, interest, and awards or amounts, of any kind or character, whether under judicial proceedings, administrative proceedings, investigation by a Governmental Body or otherwise, or conditions in the premises of or attributable to any Person or Persons or any party or parties, breach of representation or warranty (expressed or implied), under any theory of tort, contract, breach of contract (including any Claims which arise by reason of indemnification or assumption of liability contained in other contracts entered into by an Indemnified Party hereunder), at law or in equity, under statute, or otherwise, arising out of, or incident to or in connection with this Agreement or the ownership or operation of the Assets, including but not limited to Claims which arise out of or are directly or indirectly connected with vessels and/or the ownership, possession, management, manning, maintenance, supply, operation (including, but not limited to, ingress, egress, loading and unloading operations) or navigation of any vessel.

(ii)           The phrase "REGARDLESS OF FAULT" means WITHOUT REGARD TO THE CAUSE OR CAUSES OF ANY CLAIM, INCLUDING, WITHOUT LIMITATION, EVEN THOUGH A CLAIM IS CAUSED IN WHOLE OR IN PART BY:

THE NEGLIGENCE (WHETHER SOLE, JOINT, CONCURRENT, COMPARATIVE, CONTRIBUTORY, ACTIVE, PASSIVE, GROSS, OR OTHERWISE), WILLFUL MISCONDUCT,  STRICT LIABILITY, OR OTHER FAULT OF PURCHASER  INDEMNITEES, SELLER INDEMNITEES, INVITEES AND/OR THIRD PARTIES; AND/OR

A PRE-EXISTING DEFECT, WHETHER PATENT OR LATENT, OF THE PREMISES OF PURCHASER'S PROPERTY OR SELLER’S PROPERTY (INCLUDING WITHOUT LIMITATION THE ASSETS), INVITEES AND/OR THIRD PARTIES; AND/OR

THE UNSEAWORTHINESS OF ANY VESSEL OR UNAIRWORTHINESS OF ANY AIRCRAFT OF A PARTY WHETHER CHARTERED, OWNED, OR PROVIDED BY PURCHASER INDEMNITEES, SELLER INDEMNITEES, INVITEES AND/OR THIRD PARTIES.

(b)           Purchaser Indemnity Obligation.  Subject only to Section 11.4(c) and regardless of fault, Purchaser shall be responsible for and indemnify, defend, release and hold harmless the Seller Indemnitees from and against all Claims caused by, arising out of or resulting from:

(i)           the Assumed Seller Obligations;

(ii)           the ownership, use or operation of the Assets from and after the Closing Time;

(iii)           Purchaser's breach of any of Purchaser's covenants or agreements contained in Sections 7.1, 7.2, 7.3, 7.4, 7.5, 7.13, or 7.16;

(iv)           any breach of any representation or warranty made by Purchaser contained in Article 6 of this Agreement or in the certificate delivered by Purchaser at Closing pursuant to Section 9.3(f);

(v)           Environmental Laws, Environmental Liabilities, the release of materials into the environment or protection of human health, safety, natural resources or the environment, or any other environmental condition of the Assets which occurred subsequent to the Closing Date or

(vi)           Purchaser Indemnitees' access under Section 4.1, Section 7.1, or otherwise, to the Assets, the Records and other related activities or information prior to the Closing.

(c)  Seller Indemnity Obligation.  Provided that Closing occurs hereunder, Seller shall be responsible for and indemnify, defend and hold harmless the Purchaser Indemnitees against and from all Claims caused by, arising out of or resulting from those obligations and liabilities of Seller that described in Sections 11.3(i) through 11.3(iv), regardless of fault, and any and all Seller Taxes.  For all Tax purposes, the Parties agree to treat (and will cause each of their respective Affiliates to treat any indemnification payment made under Section 11.4(b) or this Section 11.4(c) as an adjustment to the Purchase Price.

(d)  Additional Provisions.

It is the intention of the parties that this Article 11 shall govern the allocation of risks and liabilities between Purchaser and Seller except to the extent that it is expressly stated (whether elsewhere in this Article 11 or in some other Article hereof) that the provisions of such other Article (or part thereof) shall control over the terms of all or part of this Article 11.

Notwithstanding anything to the contrary contained in this Agreement, this Section 11.4 contains the parties' exclusive remedy against each other with respect to breaches of the representations, warranties, covenants and agreements of the parties contained in Articles 5, 6 and Sections 7.1, 7.2, 7.3, 7.4, 7.5 and 7.6  and the affirmations of such representations, warranties, covenants and agreements contained in the certificate delivered by each party at Closing pursuant to Sections 9.2(d) or 9.3(f), as applicable.

In connection with Purchaser Indemnitees' access to the Assets prior to Closing, the parties acknowledge that such access may be subject to boarding agreements, releases or other agreements required by Seller or the operator of Seller’s non-Operated Properties.  In the event of a conflict between the provisions of such agreements and Section 11.4(b)(vi) of this Agreement, the provisions of Section 11.4(b)(iv) shall control.

Section 11.5	Indemnification Actions.

All claims for indemnification under Section 11.4 shall be asserted and resolved as follows:

(a)           For purposes of this Article 11, the term "Indemnifying Party" shall mean the party or parties having an obligation to indemnify another party or parties pursuant to the terms of this

Agreement.  The term "Indemnified Party" shall mean the party or parties having the right to be indemnified by another party or parties pursuant to the terms of this Agreement.

(b)           To make a claim for indemnification ("Indemnity Claim") under Section 11.4,  and/or any other Article (or part thereof) expressly stating that it controls over the terms of this Article 11, an Indemnified Party shall notify the Indemnifying Party in writing of its Indemnity Claim, including the specific details of and specific basis under this Agreement for its Indemnity Claim (the "Claim Notice").  The Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual knowledge of the Claim for which it seeks indemnification and shall enclose a copy of all papers (if any) served with respect to the Claim; provided that the failure of any Indemnified Party to give notice of a Claim as provided in this Section 11.5 shall not relieve the Indemnifying Party of its obligations under Section 11.4 except to the extent such failure results in insufficient time being available to permit the Indemnifying Party to effectively defend against the Claim or otherwise prejudices the Indemnifying Party's ability to defend against the Claim. In the event that the Indemnity Claim is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement which was inaccurate or breached.

(c)           The Indemnifying Party shall have thirty (30) days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against the relevant Claim at the sole cost and expense of the Indemnifying Party. The Indemnified Party is authorized, prior to and during such 30-day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.

(d)           If the Indemnifying Party admits its liability to indemnify the Indemnified Party, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Claim. The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate in contesting any Claim which the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Claim controlled by the Indemnifying Party pursuant to this Section 11.5(d). An Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle any Claim or consent to the entry of any judgment with respect thereto which does not include an unconditional written release of the Indemnified Party from all liability in respect of such Claim, or (ii) settle any Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).

(e)           If the Indemnifying Party does not admit its liability to indemnify the Indemnified Party or admits its liability but fails to diligently prosecute or settle the Claim, then the Indemnified Party shall have the right to defend against the Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party's choosing, subject to the right of the Indemnifying Party to admit its liability and assume the defense of the Claim at any time prior to settlement or final determination thereof. If the Indemnifying Party has not yet admitted its liability for a Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option for ten (10) days following receipt of such notice to (i) admit in writing its liability to indemnify the Indemnified Party from and against the Claim and (ii) if liability is so admitted, reject, in its reasonable judgment, the proposed settlement.

Section 11.6	Limitation on Actions.

The representations and warranties of the parties in Articles 5 and 6 shall be continuing and shall be true and correct on the date hereof and as of the date of Closing with the same force and effect as if made at that time, and all of such representations and warranties (and any related indemnity) shall survive Closing and the delivery of the Conveyance for a period of one (1) year unless notice of such breach is given to the breaching party prior to such date, except that the representations and warranties under Sections 5.2-5.4, 5.8 and Sections 6.1-6.10,  shall survive until the expiration of the applicable statute of limitations unless notice of such breach is given to the breaching party prior to such date.  The remainder of the representations, warranties, covenants and agreements provided for in this Agreement shall survive Closing except as may otherwise be expressly provided herein. Representations, warranties, covenants and agreements shall be of no further force and effect after the date of their expiration, provided that there shall be no termination of any bona fide Claim asserted pursuant to this Agreement with respect to the breach of such a representation, warranty, covenant or agreement on or before its expiration date.

Section 11.7	Monetary Limitations.

Any provisions of this Agreement to the contrary notwithstanding”

(a)           Except with respect to Claims for Seller Taxes, none of the Purchaser Indemnitees shall be entitled to assert any Claim for indemnification under this Article 11, or to otherwise seek any damages or other remedies in connection therewith, unless and until the liability attributable to such Claim exceeds $50,000 (exclusive of attorneys’ fees and expenses of litigation or dispute resolution) (“Individual Claim Threshold”).

(b)           Additionally, none of the Purchaser Indemnitees shall be entitled to assert any Claim for indemnification under this Article 11, or to otherwise seek any damages or other remedies in connection therewith, unless and until the aggregate liability attributable to all Claims exceeding the Individual Claim Threshold and asserted by Purchaser Indemnitees exceeds two percent (2%) of the unadjusted Purchase Price (exclusive of attorneys’ fees and expenses of litigation or dispute resolution).

(c)           Except with respect to Claims for Seller Taxes, Seller’s liability to Purchaser Indemnitees for any Claims for indemnity under this Article 11 or otherwise asserted or arising hereunder is in all things several and is in all things capped at and shall not exceed Seller’s respective proportionate shares (based upon their respective percentages of the Adjusted Purchase Price) of a total amount equal to twenty percent (20%) of the unadjusted Purchase Price.

Section 11.8	Disclaimers.

(a)EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN ARTICLE 5 OF THIS AGREEMENT, OR IN THE CERTIFICATES OF SELLER TO BE DELIVERED PURSUANT TO SECTION 9.2(d), OR IN THE CONVEYANCE INSTRUMENTS TO BE DELIVERED BY SELLER TO PURCHASER HEREUNDER, (I) SELLER MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS, STATUTORY OR IMPLIED, AND (II) SELLER EXPRESSLY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENT OR INFORMATION MADE OR COMMUNICATED (ORALLY OR IN WRITING) TO PURCHASER OR ANY OF ITS AFFILIATES, EMPLOYEES, AGENTS, CONSULTANTS OR REPRESENTATIVES (INCLUDING, WITHOUT LIMITATION, ANY OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN PROVIDED TO PURCHASER BY ANY OFFICER, DIRECTOR, EMPLOYEE, AGENT, CONSULTANT, REPRESENTATIVE OR ADVISOR OF SELLER OR ANY OF THEIR AFFILIATES).

(b)  EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN ARTICLE 5 OF THIS AGREEMENT, OR IN THE CERTIFICATE OF SELLER TO BE DELIVERED PURSUANT TO SECTION 9.2(d), OR IN THE CONVEYANCE INSTRUMENTS TO BE DELIVERED BY SELLER TO PURCHASER HEREUNDER, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, AS TO (I)  THE CONTENTS, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, OR ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT, OR ANY GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE ASSETS, (II) THE QUANTITY, QUALITY OR  RECOVERABILITY OF PETROLEUM SUBSTANCES IN OR FROM THE ASSETS, (III) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (IV) THE PRODUCTION OF PETROLEUM SUBSTANCES FROM THE ASSETS, (V) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS, (VI) THE CONTENT, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, REPORTS, BROCHURES, CHARTS OR STATEMENTS PREPARED BY THIRD PARTIES, (VII) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO PURCHASER OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO, AND FURTHER DISCLAIM ANY REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, OF CONDITION, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY EQUIPMENT IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES HERETO THAT PURCHASER SHALL BE DEEMED TO BE OBTAINING THE ASSETS IN THEIR PRESENT STATUS, CONDITION AND STATE OF REPAIR, "AS IS" AND "WHERE IS" WITH ALL FAULTS AND THAT PURCHASER HAS MADE OR CAUSED TO BE  MADE SUCH INSPECTIONS AS PURCHASER DEEMS APPROPRIATE, OR (VIII) ANY IMPLIED OR EXPRESS WARRANTY OF FREEDOM FROM PATENT OR TRADEMARK INFRINGEMENT.

Section 11.9	Waiver of Trade Practices Acts.

(a)           It is the intention of the parties that Purchaser's rights and remedies with respect to this transaction and with respect to all acts or practices of Seller, past, present or future, in connection with this transaction shall be governed by legal principles other than the Texas Deceptive Trade Practices--Consumer Protection Act, Tex. Bus. & Com. Code Ann. § 17.41 et seq. (the "DTPA").  As such, Purchaser hereby waives the applicability of the DTPA to this transaction and any and all duties, rights or remedies that might be imposed by the DTPA, whether such duties, rights and remedies are applied directly by the DTPA itself or indirectly in connection with other statutes; provided, however, Purchaser does not waive § 17.555 of the DTPA.  Purchaser acknowledges, represents and warrants that it is purchasing the goods and/or services covered by this Agreement for commercial or business use; that it has assets of $5 million or more according to its most recent financial statement prepared in accordance with generally accepted accounting principles; that it has knowledge and experience in financial and business matters that enable it to evaluate the merits and risks of a transaction such as this; and that it is not in a significantly disparate bargaining position with Seller.

(b)           Purchaser expressly recognizes that the price for which Seller has agreed to perform its obligations under this Agreement has been predicated upon the inapplicability of the DTPA and this waiver of the DTPA.  Purchaser further recognizes that Seller, in determining to proceed with the entering into of this Agreement, has expressly relied on this waiver and the inapplicability of the DTPA.

Section 11.10	Recording.

As soon as practicable after Closing, Purchaser shall record the Conveyance in the appropriate counties and/or parishes as well as the appropriate governmental agencies and provide Seller with copies of all recorded or approved instruments.

ARTICLE XII
MISCELLANEOUS

Section 12.1	Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement.

Section 12.2	Notice.

All notices which are required or may be given pursuant to this Agreement shall be sufficient in all respects if given in writing and delivered personally, by telecopy or by registered or certified mail, postage prepaid, as follows:

If to Element:	Element Petroleum, LP
110 W. Louisiana, Suite 405
Midland, Texas 79701
Attention:Todd Gibson
Facsimile: (432) 686-7732

With a copy to:

Element Petroleum GP, LLC
c/o ArcLight Capital Partners, LLC
200 Clarendon Street, 55th Floor
Boston, MA 02117
Attention: General Counsel
Facsimile: (617) 867-4698

William M. Kerr, Jr.
Kelly Hart & Hallman LLP
301 Congress, Suite 2000
Austin, Texas 78701
Facsimile: (512) 495-6600

If to Purchaser:		Linn Energy Holdings, LLC
600 Travis Street, Suite 5100
Houston, Texas 77002
	Attn:	Charlene A. Ripley
Senior Vice President, General Counsel
and Corporate Secretary
Phone: 281-840-4000
Facsimile: 281-840-4001

Any party may change its address for notice by notice to the other parties in the manner set forth above.  All notices shall be deemed to have been duly given at the time of receipt by the party to which such notice is addressed.

Section 12.3	[Intentionally Omitted]

Section 12.4	Expenses.

Except as provided in Section 7.14, all expenses incurred by Seller in connection with or related to the authorization, preparation or execution of this Agreement, the Conveyance delivered hereunder and the Exhibits and Schedules hereto and thereto, and all other matters related to the Closing, including without limitation, all fees and expenses of counsel, accountants and financial advisers employed by Seller, shall be borne solely and entirely by Seller, and all such expenses incurred by Purchaser shall be borne solely and entirely by Purchaser.

Section 12.5	Change of Name.

As promptly as practicable, but in any case within thirty (30) days after the Closing Date, Purchaser shall eliminate the names “Element Petroleum” and any variants thereof from the Assets acquired pursuant to this Agreement and, except with respect to such grace period for eliminating existing usage, shall have no right to use any logos, trademarks or trade names belonging to Seller or any of its Affiliates.

Section 12.6	Replacement of Bonds, Letters of Credit and Guarantees.

The parties understand that none of the bonds, letters of credit and guarantees, if any, posted by Seller with Governmental Bodies and relating to the Assets may be transferable to Purchaser.  Promptly following Closing, Purchaser shall obtain, or cause to be obtained in the name of Purchaser, replacements for such bonds, letters of credit and guarantees, to the extent such replacements are necessary to permit the cancellation of the bonds, letters of credit and guarantees posted by Seller or to consummate the transactions contemplated by this Agreement.

Section 12.7	Governing Law.

THIS AGREEMENT AND THE LEGAL RELATIONS BETWEEN THE PARTIES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS OTHERWISE APPLICABLE TO SUCH DETERMINATIONS.

Section 12.8	Captions.

The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

Section 12.9	Waivers.

Any failure by any party or parties to comply with any of its or their obligations, agreements or conditions herein contained may be waived in writing, but not in any other manner, by the party or parties to whom such compliance is owed. No waiver of, or consent to a change in, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

Section 12.10	Assignment.

No party shall assign all or any part of this Agreement, nor shall any party assign or delegate any of its rights or duties hereunder, without the prior written consent of the other party and any assignment or delegation made without such consent shall be void.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

Section 12.11	Entire Agreement.

The Confidentiality Agreement, this Agreement and the documents to be executed hereunder and the Exhibits and Schedules attached hereto constitute the entire agreement between the parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties pertaining to the subject matter hereof.

Section 12.12	Amendment.

(a)  This Agreement may be amended or modified only by an agreement in writing executed by both parties.

(b)  No waiver of any right under this Agreement shall be binding unless executed in writing by the party to be bound thereby.

Section 12.13	No Third-Party Beneficiaries.

Nothing in this Agreement shall entitle any Person other than Purchaser and Seller to any Claims, remedy or right of any kind, except as to those rights expressly provided to the Seller Indemnitees and Purchaser Indemnitees, but only in those instances where such indemnitees are expressly named.

Section 12.14	References.

In this Agreement:

(a)           References to any gender includes a reference to all other genders;

(b)           References to the singular includes the plural, and vice versa;

(c)           Reference to any Article or Section means an Article or Section of this Agreement;

(d)           Reference to any Exhibit or Schedule means an Exhibit or Schedule to this Agreement, all of which are incorporated into and made a part of this Agreement;

(e)  Unless expressly provided to the contrary, "hereunder", "hereof', "herein" and words of similar import are references to this Agreement as a whole and not any particular Section or other provision of this Agreement; and

(f)           "Include" and "including" shall mean include or including without limiting the generality of the description preceding such term.

Section 12.15	Construction.

Purchaser is a party capable of making such investigation, inspection, review and evaluation of the Assets as a prudent purchaser would deem appropriate under the circumstances including with respect to all matters relating to the Assets, their value, operation and suitability. Each of Seller and Purchaser has had substantial input into the drafting and preparation of this Agreement and has had the opportunity to exercise business discretion in relation to the negotiation of the details of the transactions contemplated hereby. This Agreement is the result of arm's-length negotiations from equal bargaining positions.  In the event of a dispute over the meaning or application of this Agreement, it shall be construed fairly and reasonably and neither more strongly for nor against either party.

Section 12.16	Limitation on Damages.

Notwithstanding any other provision contained elsewhere in this Agreement to the contrary, the parties acknowledge that this Agreement does not authorize one party to sue for or collect from the other party its own punitive damages, or its own consequential or indirect damages in connection with this Agreement and the transactions contemplated hereby and each party expressly waives for itself and on behalf of its Affiliates, any and all Claims it may have against the other party for its own such damages in connection with this Agreement and the transactions contemplated hereby.

Section 12.17	Conspicuousness.

The parties agree that provisions in this Agreement in "bold" type satisfy any requirements of the "express negligence rule" and any other requirements at law or in equity that provisions be conspicuously marked or highlighted.

Remainder of Page Intentionally Blank
Signature Pages Follow

IN WITNESS WHEREOF, this Agreement has been signed by each of the parties hereto on the date first above written.

SELLERS:		PURCHASER:
ELEMENT PETROLEUM, LP		Linn Energy Holdings, LLC

By:	Element Petroleum GP, LLC,
Its General Partner

/s/ Daniel R. Revers		/s/ Mark E. Ellis
By:	Daniel R. Revers	By:	Mark E. Ellis
Title:	President	Title:	President and Chief Executive Officer